UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE CHOSEN, INC.

(Exact Name of Registrant As Specified In Its Charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5 Hurricane, Utah	84737
(Address of Principal Executive Offices)	(ZIP Code)

Registrant’s telephone number, including area code: 435-767-1338

Please send copies of all correspondence to:

Andrew J. Kramer

Michael E. Brandt
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Securities to be registered under Section 12(b) of the Act:

None.

Securities to be registered under Section 12(g) of the Act:

Series B Common Stock

(Title of Class)

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

In this Form 10, the use of the words “we,” “us,” “Company,” or “our” refers to The Chosen, Inc. (f/k/a The Chosen, LLC) and its subsidiaries, except where the context otherwise requires. The term “Certificate of Incorporation” refers to our Company’s Certificate of Incorporation dated November 29, 2022, as amended.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

THIS FILING MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are currently not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we did not register our securities under the Exchange Act. Rather, we are subject to the more limited reporting requirements under the Regulation A reporting regime until this Registration Statement is declared effective.

When we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we also qualify, once this Registration Statement is declared effective, as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Item 1. Business.

General

The Chosen, Inc., a Delaware corporation, was originally formed on October 24, 2017 as a Utah limited liability company under the name “The Chosen, LLC.” On November 29, 2022, The Chosen, LLC converted into a Delaware corporation (the “conversion”) and changed its name to The Chosen, Inc. (as converted, the “Company”). The Company has two wholly-owned subsidiaries, The Chosen Texas, LLC and The Chosen House, LLC, and one subsidiary of which the Company owns 100% voting interest and none of the non-voting interest, Impossible Math, LLC, whose activity has been consolidated into the Company with all significant intercompany balances and transactions being eliminated.

The Company develops and produces an episodic television series entitled The Chosen (the “Series”) and other productions and content. The Series is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces, markets and distributes the Series to a worldwide market through various means and methods as further described below. The Company has released the first three seasons of the Series, consisting of eight episodes each, along with a Christmas special in theaters, and has commenced preparation for the production of Season 4.

Delaware Conversion

At the effective time of conversion (the “Effective Time”): (a) the 13,900,000 common units (the “Common Units”) of the members of The Chosen, LLC that were outstanding immediately prior to the Effective Time were converted into 6,950,000 shares of Common Stock of the Company, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, designated as Series A Common Stock; and (b) the 11,190,030 Class A Preferred Units that were outstanding immediately prior to the Effective Time were converted into 5,595,015 shares of Series A Preferred Stock of the Company, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis, designated as Series A Preferred Stock.

Each share of Series A Preferred Stock is entitled to a dividend at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common stock is entitled to one vote per share. Except with respect to the number of votes per share, the two classes of Common Stock have the same rights and preferences.

On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation for their action or consideration at any meeting of the Company’s stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock will be entitled to one vote per share.

A Dividend of $2.40 for each outstanding share of Series A Preferred Stock totaling $13,428,036 was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. Upon payment of the Dividend, each share of Series A Preferred Stock is converted into one share of Series B Common Stock as provided above. As of December 31, 2022, 1,254,391 shares of Series A Preferred Stock had been converted into Series B Common Stock, and an additional 4,340,624 shares of Series A Preferred Stock will be converted into Series B Common Stock upon payment to such holders of the dividend.

Recent Transactions

On November 29, 2022, the Company entered into a series of transactions (the “CAS Transactions”) with the non-profit entity Come and See Foundation, Inc. (“CAS”).

The CAS Transactions are set forth in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement”, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”). Pursuant to the terms of, and as more specifically set forth in, the CAS Agreements, CAS (a) acquired from the Company substantially all of the intellectual property assets (the “Assigned Rights”) comprising the television series, The Chosen, including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively with the Series, the “Programs”) (the “IP Purchase”); (b) agreed to make a series of financial contributions over time to the Company in the aggregate amount of $150,000,000 (the “Contribution Commitment”) for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Series, and as consideration for the IP Purchase; and (c) exclusively and irrevocably licensed back to the Company, in perpetuity, all of the commercial rights in and to the Series and the Programs (collectively, the “Licensed Rights”), for development, production, distribution and licensing by the Company. The full amount of the Contribution Commitment has been received by the Company.

As part of the CAS Transactions, CAS retained certain rights in the Series, comprised of: (a) exclusive rights to distribute the Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations); (b) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Series; (c) certain royalty rights to the Series and the right to receive a special payment if certain defined liquidity events occur (if at all); (d) non-exclusive rights to stream the Series on CAS’ non-profit Video-on-Demand (VOD) app (the “The Chosen App”) and other related non-profit VOD media; and (e) certain approval and other administrative rights respecting the production and distribution of the Series (the “CAS Reserved Rights”), in each case, as more specifically set forth in the License Agreement.

In the CAS Transactions, a portion of the funds contributed by CAS equal to $4.5 million (the “Purchase Price”) represents the amount for the IP Purchase. A portion of the initial funding remitted to the Company is being used to pay the Dividend.

Pursuant to the terms of, and as more specifically set forth in, the CAS Transactions: (a) the Company will receive 90% of the donation net proceeds received by CAS through The Chosen App; and (b) CAS will receive a defined royalty participation (the “Royalty”) in certain revenue generated by the Company’s exhibition and distribution of the Programs, which Royalty will be equal to 5% of such defined revenue and which Royalty will be payable to CAS on a calendar quarterly basis for the initial two years following the initial commercial release or broadcast of each Program and on a calendar semi-annual basis thereafter for so long as such Royalty is payable to CAS.

The funds contributed by CAS will accrue interest only after seven years from the closing of the CAS Transactions, and will be repayable to CAS, less (i) the Purchase Price and (ii) all amounts of the Royalty previously paid to CAS, only on the occurrence of certain defined liquidity events, which include an acquisition, merger, sale of all or substantially all assets, bankruptcy, insolvency and/or any incurrence of debt or equity financing in the amount of $98.5 million or more (but excluding the CAS Transactions).

As part of the CAS Transactions, the Company will hold a security interest in the Licensed Rights. CAS will hold a security interest in the Licensed Rights to secure CAS’ rights and entitlements pursuant to the Contribution Agreement.

Business Overview

The Series

The Series is based on the story concepts and ideas of Dallas Jenkins and on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life, as the stories of his many miracles were exposed primarily through the word of those who witnessed them. Over the course of multiple seasons, the viewer meets Jesus, his followers, the Romans occupying Jewish territory and the religious leaders who resisted him. Season 1 begins with the gathering of Jesus’ followers and follows the progression of the disciples from their calling to their preparation for Jesus’ ministry. Seasons two and three cover earlier portions of Jesus's ministry including many of his miracles. The final two seasons are intended to chronicle his death and resurrection.

Production

During 2018 and 2019, the Company’s The Chosen marketing campaign became the most crowdfunded TV project of all time as of the end of 2019, raising just over $11,000,000. Pursuant to those offerings, the Company received net proceeds of $10,049,559. The funds were used to cover offering expenses and the completion of production of Seasons 1 and 2 which were released by November 2019 and July 2021, respectively. With the release of Seasons 1 and 2 of the Series, the Company began to generate revenue. In addition to the production costs for Seasons 1, 2 and 3, the Company incurred significant marketing costs related to the various releases. The marketing of Seasons 1, 2 and 3 consisted of social media posts and promotions, including, but not limited to Facebook, Instagram, and YouTube, along with periodically producing and releasing supplemental original content such as the 2021 Christmas special or the documentary “Unfiltered: Gen Z Reacts to the Chosen” as well as email campaigns and interviews with various media outlets.

The Company has already produced Seasons 1, 2 and 3, and plans to use the Contribution Commitment from CAS as well as revenues derived from the exploitation of the Series to produce future seasons. As of the issuance of this report, the Company has been focused on the development of Seasons 4 and 5.

In 2021, the Company began construction of a film set and film campus in Midlothian, Texas, which serves as the primary filming location for the Series. The film set includes a re-creation of the first century village of Capernaum, where Jesus ministered. The film campus contains a state-of-the-art sound stage and accompanying buildings for cast and crew. Both projects were substantially completed by the end of 2022 and will ensure The Chosen has uninterrupted access to filming facilities throughout the Series reducing production timelines and budgets.

Distribution and Marketing

The Series is distributed via limited engagement theatrical premiere events, mobile streaming apps, online video streaming services, home video and other home entertainment media worldwide. The Company’s prior exclusive license agreement with Angel Studios, Inc. (“Angel” or “Angel Studios”) has been superseded and replaced by a non-exclusive license agreement pursuant to which the Company has granted Angel a non-exclusive license to exploit the Series on Angel’s video-on-demand streaming app in exchange for a defined share of Angel’s revenues from such exploitation. The Company expects to negotiate additional licensing and distribution deals with partners both in the domestic United States (“U.S.”) market and internationally not only for the purpose of generating additional revenues but also to broaden the reach of the franchise to unreached audiences.

In addition, the Series is distributed and exploited throughout the non-profit sector by CAS pursuant to the CAS Agreements as described above, including via The Chosen App to the fans and audience of the Series.

The Company’s Products and Services

The Company’s principal products and services include the creation of audio-visual and other content, including without limitation the Series, which the Company licenses for distribution and exploitation via (1) digital media which is streamed via VOD and Subscription Video-on-Demand (SVOD) pursuant to the Company’s agreements with CAS and Angel, (2) further licensing and distribution arrangements for the Series and other content, which are negotiated on a current and ongoing basis by the Company, (3) physical media sales of Blu-Ray discs, DVD’s, books, and related printed materials to end users, (4) physical book sales, including devotional books, children’s books, and study guides, of which the maintenance and distribution of the inventory products is managed by the Company’s publishers and licensees which and with respect to which Company is entitled to receive revenue participations, and (5) merchandise sales, consisting mainly of The Chosen branded and themed apparel and household goods such as tee-shirts, sweatshirts, and coffee mugs, among other things. The Company generates revenue directly from the sale of merchandise to end consumers through sales made on www.TheChosenGifts.com and also sells merchandise on a wholesale basis to various customers and licensees.

Competition

The market for television series, streaming content, motion picture and home entertainment is intensely competitive and subject to rapid change. The Company faces competition from other content producers, streaming platforms, service providers and channels, independent distribution companies, major motion picture studios and broadcast and internet outlets in vying for an audience to view and engage with the Series and related content that the Company has and will continue to produce and exploit.

The Company also faces competition from alternative forms of leisure entertainment, including video games, the internet and other computer-related activities. Consumers can choose from a large supply of competing entertainment content from other suppliers. The success of the Series and the Company’s other content depends upon audience acceptance of the Series in relation to consumer tastes and cultural trends as well as the other titles released into the marketplace at or around the same time. Many, if not all, of these competitors are larger than the Company.

Sales of digital downloading, streaming, VOD and other broadcast formats are largely driven by what is visually available to the consumer, which can be supported by additional placement fees or previous sales success. Programming is available online, delivered to smartphones, tablets, laptops, personal computers, or direct to the consumers’ TV through multiple internet-ready devices, cable or satellite VOD and other subscription-based digital channels.

The Company’s ability to continue to successfully compete in these markets is largely dependent upon the Company’s ability to sustain the development and production of appealing content such as the Series, and to anticipate and respond to various competitive factors affecting the industry, including new or changing program formats, changes in consumer preferences, regional and local economic conditions and competitors’ promotional activities.

As the industry continues to evolve, the Company will continue to face strong competition in every aspect of its business. The Company competes against much larger companies that have resources and brand recognition that pose significant competitive challenges, although the Series is distinct in many aspects. The Company’s success depends on its ability to differentiate how it identifies, funds, and distributes the Series and other original content.

Governmental or Regulatory Approval and Compliance

The Company is not subject to any industry specific governmental or regulatory approval or compliance. However, we are currently subject to numerous federal and state privacy laws and regulations in the U.S., including state data breach notification laws, state privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of personal information that could apply to our operations. In addition, we are subject the CCPA as recently enacted in California, which became effective on January 1, 2020. The CCPA, among other things, requires new disclosures to California consumers and affords such consumers new abilities to access and delete their personal information, opt-out of certain sales of personal information and receive detailed information about how their personal information is used. Furthermore, we may be subject to the General Data Protection Regulation (GDPR) for any collection of personal data from data subjects as defined under such data protection laws. We endeavor to comply with our published policies, documentation, and procedures to ensure our compliance with current laws, rules and regulations.

Intellectual Property

We have, or have applied for, U.S. and/or foreign trademark protection for our trademarks, including  THE CHOSEN®, BINGE JESUS®, COME AND SEE® and GET USED TO DIFFERENT®. As of December 31, 2022, we had 26 pending or approved U.S. and foreign trademark applications. As part of the CAS Agreements, the Company assigned all rights in and to The Chosen registered trademarks and copyrights to CAS pursuant to the IP Assignment Agreement. Also as part of the CAS Agreements, and specifically, pursuant to the License Agreement, CAS has, in turn, granted the Company the exclusive and irrevocable, worldwide license (the “License”) to all rights of every kind and nature whatsoever in and to The Chosen, including all The Chosen registered trademarks and all copyrights in and to or relating to the Series including, without limitation, all commercial distribution, exhibition, exploitation, broadcast, performance, and transmission rights with respect to the Series in any and all media, whether now known or hereafter devised. The License to the Company is subject to the CAS Reserved Rights.

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies and similar intellectual property as important to our success. We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. Our ability to provide our customers with content they can license, distribute or watch depends on studios, content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary. Our ability to protect and enforce our intellectual property rights is subject to certain risks and from time to time we encounter disputes over rights and obligations concerning intellectual property. We cannot provide assurance that we will prevail in any intellectual property disputes.

Management Teams

Dallas Jenkins and Derral Eves serve as our Chief Creative Officer and Chief Strategic Officer, respectively, and they also serve as members of our board of directors. Mr. Jenkins and Mr. Eves provide overall creative and strategic direction to the Company. Brad Pelo serves as our President and Executive Producer and oversees all operational aspects of our business. JD Larsen serves as our CFO and principal financial and accounting officer. Five additional executive officers oversee specific areas of our business including Adam Swerdlow, VP of Operations, Bob Starnes, VP of Merchandising, Jeremiah Smith, VP of Marketing, Katherine Warnock, VP of Original Content, and Kyle Young, VP of Distribution and International.

Employees

As of March 9, 2023, the Company had 47 full-time employees and no part-time employees. We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes.

Company Information

The address of our principal executive offices is 4 South 2600 West, Suite 5, Hurricane, UT 84737 and our telephone number at that location is 435-767-1338.

Available Information and Reports to Security Holders

Prior to the filing of this registration statement, we were required to make annual and semi-annual filings with the SEC. We made annual filings on Form 1-K and Form C-AR, which were due by the end of April each year and included audited financial statements for the previous fiscal year. We made semi-annual filings on Form 1-SA, which were due by September 28 each year, which included unaudited financial statements for the six months to June 30. We were also required to file a Form 1-U to announce important events such as the loss of a senior officer or a change in auditor.

When this Registration Statement becomes effective, we will begin to file annual reports on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, information statements, and other information typical of reporting companies. Our SEC filings are and will continue to be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Our website address is new.thechosen.tv. Information contained on the website does not constitute part of this Registration Statement. We have included our website address in this Registration Statement solely as an inactive textual reference. When this Registration Statement is effective, we will make available, through a link to the SEC’s website, electronic copies of the materials we file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports.

Item 1A. Risk Factors.

An investment in our securities is highly speculative and involves a high degree of risk. In determining whether to purchase our securities, an investor should carefully consider all of the material risks described below, together with the other information contained in this report. An investor should only purchase our securities if he or she can afford to suffer the loss of his or her entire investment.

Risks Related to the Company’s Business and Industry

History of Operations — The Company has limited operating history upon which an Investor can base an investment decision.

The Company is an early-stage television and film development and production company in which investors may lose their entire investment. The Company was formed on October 24, 2017 for a single purpose, to develop and produce a television series entitled The Chosen. The Company has produced three seasons of the Series and due to its limited operating history, the Company is unable to provide investors with significant data upon which an evaluation can be made of the Company’s prospects and an investment in its securities.

The Company cannot be certain that its business plan or the remainder of the Series will develop or that production and distribution of the Series will be successful. As an early-stage company, the Company will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur expenses associated with addressing them.

The Company cannot assure investors that it will be able to achieve any of its objectives, generate sufficient revenues to achieve or sustain profitability or compete successfully in the television and film production industry.

Actual Operating Results May Differ from Estimates — The Company’s actual operating results may differ from its initial estimates.

The Company’s operating results depend on production costs, public tastes, and promotion success. The Company expects to continue to generate its revenues from the distribution and exploitation of the Series and the rights therein. The ability of the Company to continue generating revenues depends on the continued successful distribution of Seasons 1, 2 and 3 and getting Season 4 produced and into distribution, upon the timing and the level of market acceptance of Season 3, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the continued distribution of the Series depend primarily on its acceptance by the distributors and then by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series also depends upon terms and condition of its distribution, promotion and marketing and certain other factors. Accordingly, the Company’s revenues are, and will continue to be, difficult to forecast.

Revenues — There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, distributing, and marketing the Series, revenues from previous seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, distribution and marketing of the entire Series is complete, revenues from the Series are likely to decrease over time.

Fluctuations in Operations — The Company’s operating results may fluctuate significantly.

The Company expects that its future operating results will fluctuate significantly as a result of, among other factors:

•	The timing of domestic and international releases of the Series;

•	The success of the Series;

•	The release of competitors’ television series and film productions into the market at or near the same time the Seasons of the Series are released;

•	The costs to distribute and promote the Series;

•	The success of attracting influential distributors and the success of such distributors in marketing and exploiting the Series;

•	The timing of receipt of proceeds generated by the Series by distributors;

•	The timing and magnitude of operating expenses and capital expenditures;

•	The level of production costs in excess of budgeted maximum amounts;

•	The demand for, and costs of manufacturing of, merchandise related to the Series; and

•	General economic conditions, including continued slowdown in advertiser spending.

As a result, the Company believes that its results of operations may fluctuate significantly, and it is possible that the Company’s operating results could be below the expectations of investors.

Dependence on External Factors — The Company’s success depends on external factors in the television and film production industry.

Operating in the television and film production industry involves a substantial degree of risk. Each production is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a production also depends upon the quality and acceptance of other competing productions released into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. The Company’s success will depend on the experience and judgment of its management in producing the Series. There can be no assurance that future seasons of the Series will reach the marketplace or that they will obtain favorable audience reactions or reviews.

Diversification — The Company’s success depends entirely on one television series.

The most common way to diversify risk in the television and film production industry is by producing groups of productions, as done by major production companies. This diversification reduces the impact of a single production’s commercial success or failure on a company’s overall financial health. Due to financial limitations, however, most television series are produced as individual projects and that is the case with the Series. The Company plans to produce one project so there will be no risk diversification for investors in the event that the Series is not successful.

Budget Overruns — Budget overruns may adversely affect the Company’s business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to or loss of digital assets, master files and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of a production season. If a season of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production of that season or a subsequent season. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, if a production season incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company’s business, results of operations or financial results.

Capital – Our business requires a substantial investment of capital, and we may have limited working capital and limited access to financing.

The production and distribution of programming require a significant amount of capital. Our cash requirements, at times, may exceed the level of cash generated by operations. Accordingly, we may have limited working capital. Capital available for these purposes will be reduced to the extent that we are required to use funds otherwise budgeted for capital investment to fund our operations. Curtailed content investment over a sustained period could have a material adverse effect on future operating results and cash flows. Further, a significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our television programs or motion pictures. This time lapse requires us to fund a significant portion of our capital requirements from our operating cash flow and from other financing sources. We cannot assure you that we will not be subject to substantial financial risks relating to the production, completion and release of new television programs and motion pictures. In addition, if we increase (through internal growth or acquisition) our production slate or our production budgets, we may be required to increase overhead and/or make larger up-front payments to talent and, consequently, bear greater financial risks.

Our ability to obtain adequate additional financing on satisfactory terms may be limited. With respect to equity financing, our ability to sell our equity securities depends on general market conditions, including the demand for our common stock. We may be unable to raise capital through the sale of equity securities, and if we were able to sell equity, our existing stockholders could experience substantial dilution. If adequate financing is not available at all or is unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or respond to competitive pressures in the industry. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Production Facilities – Our business relies on suitable and available production facilities

The film production industry is heavily reliant on highly specialized production sets and filming facilities. The Company has invested a substantial amount of capital in a film set and film campus in Midlothian, Texas in order to ensure access to and availability of adequate production facilities. Both the set and film campus are built on land owned by the Salvation Army, which has allowed the Company to use the property for filming, production, and operational purposes. The Company has an executed five-year lease for the film campus, which expires in October 2026 (with four automatic 10 year renewal terms upon expiration), and is currently negotiating to extend or amend the lease to cover the film set. In the event that the lease is not renewed, the Company may incur substantial costs to relocate to an alternative facility and such relocation may delay filming of future seasons, which would adversely affect the Company’s revenues.

Production and Distribution – We face risks, such as unforeseen costs and potential liability in connection with content we produce and distribute.

As the producer and distributor of the Series, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we produce and distribute. We also may face potential liability for content used in promoting our content, including marketing materials. We also take on risks associated with production, such as completion and key talent risk, which risks have been heightened during the COVID-19 pandemic. Further, negotiations or renewals related to entertainment industry collective bargaining agreements could negatively impact timing and costs associated with our productions. We contract with third parties related to the development, production, marketing and distribution of the Series. We may face potential liability or may suffer significant losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise.

Additional Distributors — There can be no assurance that the Company will attract any distributors in addition to CAS and Angel Studios for the Series.

There can be no assurance that any distributors in addition to Angel Studios and CAS will contract with the Company to distribute the Series either based on the Series itself or on other considerations such as the materials already being distributed by such distributor. Further, decisions regarding the timing of release and promotional support of episodic series and streaming content are important in determining the success of the episodic series and streaming content. Although any distributor the Company uses may have a financial interest in the success of the Series, any decision by its distributors not to distribute or promote the Series or to promote a competitor’s productions to a greater extent than it promotes the Company’s, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Competition — There can be no assurance that the Company will be able to compete in the television production industry and its lack of diversification may make it vulnerable to oversupply in the market.

There are numerous other production companies that develop and produce television series. The Company’s lack of diversification may make it vulnerable to oversupply in the market. Most of the major U.S production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company’s competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it more difficult for the Company to succeed.

Reliance on Personnel — The Company depends heavily on creative and production personnel to produce the Series.

The production of the Series requires many highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although the Company expects to find high quality candidates to fill these positions, there can be no assurance the Company will find the necessary personnel to complete production or that such personnel will cooperate and participate through completion of production. We are particularly dependent on the efforts of Dallas Jenkins, who is the Writer, Director and Producer of the Series. Mr. Jenkins has an employment agreement which expires on December 31, 2026. A loss of Mr. Jenkins’ services could adversely affect our operations and could be negatively perceived by the market resulting in a decrease in our financial outlook. Finding or replacing key personnel could delay production or reduce the quality of the Series, which may impair the Company’s revenue.

To accomplish our objectives, we require a strong management team with expertise in the film industry. Although we have entered into employment agreements with certain of our executive officers, each of them is employed “at will” and may terminate his employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees. We may not be able to attract and retain these personnel on acceptable terms given the competition for personnel with similar qualifications. The loss of the services of any of our executive officers could impede the continued production of the Series.

Reliance on Charitable Donations — A reduction in the growth or amount of charitable giving due to deteriorating general economic conditions, a recession, changes in tax rules applicable to charitable contribution deductions, or otherwise could adversely affect our operating results and financial condition.

We rely on charitable donations to finance the production of the Series. We have a distribution partnership with The Come and See Foundation, a non-profit that owns The Chosen App which receives donations, 90% of which go to the production of future episodes and seasons of the Series. In addition, The Come and See Foundation matches donations received through The Chosen App dollar for dollar (up to the production budget of each season) and put their match towards expanded marketing and translation efforts into hundreds of languages. If charitable giving, including online giving, does not continue to grow or declines, it could limit our ability to continue the production and marketing of the Series, which could adversely affect our operating results and financial condition.

In addition, changes in federal and state regulatory and fiscal policies aimed at incentivizing charitable giving may also negatively affect potential donors’ ability or desire to donate to the Series. A reduction in the growth of, or a decline in, charitable giving, whether due to deteriorating general economic conditions, the impact of future changes in tax rules applicable to charitable contribution deductions, or otherwise, could negatively impact the volume and size of the donations we receive and thereby adversely affect our operating results and financial condition.

Union Activity — We could be adversely affected by strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content. A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could delay or halt our ongoing production activities, or could cause a delay or interruption in our release of new motion pictures and television content. A strike may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Pandemic – A resurgence of COVID-19 or a new pandemic could materially and adversely impact or disrupt our ability to produce the Series.

The COVID-19 pandemic had significant negative short-term economic impacts. The long-term impact of COVID-19 on the U.S. and world economies remains uncertain. In connection with the pandemic, the Screen Actors Guild set strict guidelines that we implemented. These protective measures and had a significant impact on the cost of producing the Series and increased the amount of time needed to produce Season 3.

New restrictions due to a resurgence of COVID-19 or a similar pandemic, including social distancing guidelines, could restrict our ability to produce the Series in the future. Additionally, should such a resurgence or new pandemic occur, it could result in an extended world-wide economic downturn, the demand for our product may be reduced, which may adversely affect our business.

Supply Chain Disruptions — Changes in relationships with the Company’s vendor base and supply chain disruptions may adversely affect its business operations.

The Company generates revenue directly from the sale of merchandise to end consumers through sales made on www.TheChosenGifts.com and also sells merchandise on a wholesale basis to various customers and licensees. The Company generally does not have long-term written contracts with its major suppliers that would require them to continue supplying merchandise. Recent supply chain disruptions, including labor availability, raw material shortages, and rising costs have placed constraints which may increase the Company’s costs of manufacturing merchandise and decrease product availability, which could negatively impact sales and profitability. To date, the Company has experienced only minor supply chain disruptions resulting in temporary delays in a limited number of products that have not materially impacted the overall financial results. However, in future, changes in relationships with the Company’s vendor base and supply chain disruptions may adversely affect its business operations.

Antitakeover Provisions — Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents in their current form may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because, among other things, they:

•	Authority of the Board to issue capital stock;

•	All stockholder actions must be effected at a duly called meeting of stockholders (which may only be called by the Chairman of the Board or a majority of the Board) and not by written consent;

•	Members of the Board may be removed at any time only, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares then entitled to vote at an election of directors, voting together as a single class; and

•	No cumulative voting.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board has approved the transaction. The Board could rely on Delaware law to prevent or delay an acquisition of us.

Technological Advances — Technological advances may reduce demand for television series.

The entertainment industry in general continues to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

Limited Protection of Intellectual Property and Proprietary Rights — The Company’s success depends on protecting its intellectual property.

The Company’s success will depend, in part, on its ability to protect its exclusive commercial rights in the Series. The Company has secured its intellectual property rights with respect to the Series pursuant to the CAS Agreements and other agreements. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective rights in the Series. However, there can be no assurance that such measures will protect the Company’s proprietary information, or that its competitors will not develop screenplays for feature films and/or television series otherwise similar to the Company’s, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its exclusive commercial rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations.

Cybersecurity – Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from, among other things, earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, rogue employees, power loss, telecommunications failures, and cybersecurity risks. Interruptions in these systems, or with the internet in general, could hinder our ability to produce and distribute the Series.

Our computer systems and those of third parties we use in our operations are subject to cybersecurity threats, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems may experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information (of third parties, employees, and our members) and other data, confidential information or intellectual property. Additionally, outside parties may attempt to induce employees, vendors, partners, or users to disclose sensitive or confidential information in order to gain access to data. Any attempt by hackers to obtain our data (including member and corporate information) or intellectual property (including digital content assets), or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation.

Conflicts of Interest — The Company’s directors and officers may have conflicts of interest in conducting their duties.

It is common in the television and film production industry to produce television series through single purpose companies. However, this strategy creates numerous inherent conflicts of interest. For instance, the Company’s management team may be contracting with distributors, cast members and others that they have had arrangements with in the past and will likely have arrangements within the future that are unrelated to the business of the Company. Further, our directors and officers are involved in other businesses, including other television and film production businesses. Our Certificate of Incorporation permits our directors and officers to have outside business activities, including those that compete with our business. We believe our directors and officers have the capacity to discharge their responsibilities to our Company notwithstanding participation in other projects.

In addition, The Chosen Productions, LLC has significant influence over us and may have conflicts of interest with us or the holders of our securities. The Chosen Productions, LLC currently owns approximately 55% of our outstanding securities and has the ability to exercise significant influence over the election and removal of our directors and our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, the amendment of our articles of incorporation or bylaws and other significant corporate transactions. This concentration of our ownership may delay or deter possible changes in control of our company, which may reduce the value of an investment in our securities. The interests of The Chosen Productions, LLC may not coincide with our interests or the interests of other holders of our common stock.

Derral Eves, our Chief Strategy Officer, is the managing member of The Chosen Productions, LLC. Mr. Eves has fiduciary duties to us and in addition will has duties to The Chosen Productions, LLC. In addition to Mr. Eves, Dallas Jenkins, our Chief Creative Officer, is also a member of The Chosen Productions, LLC. As a result, there may be real or apparent conflicts of interest with respect to matters affecting both us and The Chosen Productions, LLC, whose interests, in some circumstances, may be adverse to the interests of our shareholders. See “Item 7. — Certain Relationships and Related Transactions, and Director Independence” for more information.

Corporate Governance — Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures. Until we comply with such corporate governance measures, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters, and investors may be reluctant to provide us with funds necessary to expand our operations.

In order to minimize any actual or perceived conflicts of interest with our directors, officers or employees, we have adopted a conflict of interest policy to address specifically some of the conflicts relating to our activities. Other than this policy, however, we have not adopted and may not adopt additional formal procedures for the review and approval of conflict of interest transactions generally. Although under our conflict of interest policy the approval of a majority of our disinterested directors is required to approve any transaction, agreement or relationship in which any of our directors, officers, or employees have an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise. In addition, the transactions and agreements we entered into prior to the conversion of the Company into a Delaware corporation have not been approved by any independent or disinterested persons.

Financing — We may seek additional capital that may result in stockholder dilution or that may have rights senior to those of our common stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other things, our business plans, operating performance and condition of the capital markets. Any disruption in the capital markets could make it more difficult and expensive for us to raise additional capital or refinance our existing indebtedness. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Smaller Reporting Company — We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our securities less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our securities less attractive or our Company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards.

Public Company Requirements — The requirements of being a reporting public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a “smaller reporting company,” we receive certain reporting exemptions under the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified directors and officers.

Shareholder Approval — Our controlling shareholder owns all of our Series A Common Stock, which represent approximately 55% of the voting power of the Company’s issued share capital, and as a result controls all matters requiring shareholder approval.

The Chosen Productions, LLC, our controlling shareholder, controls the Company through the ownership of all of our Series A Common Stock and, therefore, approximately 55% of the Company’s outstanding common stock. In addition, our Series A Common Stock are entitled to 10 votes per share and our Series B Common Stock are entitled to one vote per share, resulting in The Chosen Productions, LLC controlling 92.5% of our voting power. As a result, our controlling shareholder will control the outcome of all decisions at the Company’s shareholder meetings, and will be able to elect a majority of the members of our board of directors. The Chosen Productions, LLC is able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our controlling shareholder may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of Series B Common Stock, or inhibit change of control transactions that may benefit other shareholders. The decisions of our controlling shareholder on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as our controlling shareholder beneficially owns a sufficient number of our Series A Common Stock, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control our decisions.

Unauthorized disclosure of cardholder and patron data or similar violations of applicable data privacy laws, whether through a security breach of our computer systems, our third-party processor’s computer systems or otherwise, or through our unauthorized use or transmission of such data could subjects us to costly fines, penalties, and legal claims.

We collect and store personally identifiable information about patrons, including names, addresses, and account numbers, and we maintain a database of patron data. We also rely on our third-party processor and certain other technology partners to process and store patron data. As a result, we, as well as our third-party processor, and certain of our other technology providers, are required to comply with various foreign, federal, and state privacy statutes and regulations. Compliance with these regulations and requirements, which are subject to change at any time, is often difficult and costly, and our failure, or the failure of these other third parties, to comply may result in significant fines or civil penalties, regulatory enforcement action, liability to our sponsor bank, and termination of our agreements with our customers, each of which could have a material adverse effect on our business, financial condition, operations, or cash flows. If our computer systems or those of our third-party processor or other technology providers suffer a security breach, we may be subject to liability, including claims for unauthorized transactions with misappropriated bank card information, impersonation, or similar fraud claims, as well as for any failure to comply with laws governing required notifications of such a breach, and these claims could result in protracted and costly litigation, penalties, or sanctions, and damage to our reputation, which could adversely impact our financial results.

Material Weakness - In prior periods we identified certain material weaknesses in our internal controls over financial reporting. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

While our internal controls over financial reporting are currently effective, we identified material weaknesses in our financial reporting in prior periods resulting from (i) an inability to segregate incompatible duties due to having a small finance group, and (ii) the failure to conduct an analysis relating to the consolidation of an acquired entity. In connection with these prior material weaknesses we implemented remediation measures including the hiring of a Chief Financial Officer, Controller and accounting consultants, and the training of accounting personnel, as well as hiring additional personnel with experience in the ongoing identification, design and implementation of internal control over financial reporting.

Notwithstanding our attempt to remediate prior material weaknesses, if we identify new material weaknesses in our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and we may not be able to prevent fraud. As a result of such failures, we could also become subject to investigations by the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

Item 2. Financial Information

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere herein. Our historical results do not necessarily reflect what our historical financial position and results of operations would have been had we been a stand-alone public company during the years presented. In addition, our historical results are not necessarily indicative of the results to be expected for any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.

In addition to our consolidated financial statements, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” and “Item 1A. Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Results of Operations

Overview

The Company is an entertainment company, which develops, produces and licenses for distribution, domestically and internationally, an episodic television series entitled The Chosen. The Company collaborates with content owners to market, source, curate and distribute the Series to targeted audiences through (i) existing and emerging digital home entertainment platforms, including but not limited to Netflix, Hulu, and most video-on-demand (“VOD”) streaming platforms, as well as (ii) physical media, including DVD and Blue-ray Discs, (iii) books and (iv) merchandise.

The Company’s revenue model primarily includes royalties received from the licensing of The Chosen as well as online store sales of The Chosen merchandise and contributions. Our marketing efforts include limited and strategically focused advertising campaigns through targeted social media campaigns.

Impact of COVID-19

The impact of the COVID-19 pandemic is complex, unpredictable and continuously evolving, resulting in disruption to the Company's business and the global economy. At various points during the pandemic, authorities around the world-imposed measures intended to control the spread of COVID-19, including stay-at-home orders and restrictions on large public gatherings. As a result of these restrictions, the Company experienced slight delays in production during 2021 and 2022. However, the disruption from the COVID-19 pandemic, including the disruption caused by the Omicron variant, accelerated growth for the demand for home entertainment, which may continue to grow.

See “Cautionary Statement Concerning Forward-Looking Statements” and “Item 1A. Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Comparison of the Years Ended December 31, 2022 and 2021

The following summary of our consolidated results of operations should be read in conjunction with our audited consolidated financial statements, and related notes, included herein.

	Year Ended December 31,		Change
	2022	2021	2022 vs. 2021

	(in thousands, except percentages)
Revenues:
Licensed content and merchandise revenues	$27,891	$49,016	$(21,125)	(43)%
Contribution revenues	2,641	—	2,641	100%
Total revenues	30,532	49,016	(18,484)	(38)%

Cost of revenues	7,603	1,719	5,884	342%
Advertising	2,460	2,320	140	6%
Amortization of film costs	5,144	6,159	(1,015)	(16)%
Depreciation and amortization	3,218	36	3,182	8,839%
General and administrative	14,923	4,396	10,527	239%
Net operating income (loss)	(2,816)	34,386	(37,202)	(108)%
Interest income (expense), net	(25)	5	(30)	(600)%
Other income (expense)	—	(5)	5	100%
Net income (loss) before benefit (provision) for income taxes	(2,841)	34,386	(37,227)	(108)%
Benefit (provision) for income taxes	246	(8,501)	8,747	(103)%
Net income (loss)	$(2,595)	$25,885	$(28,480)	(110)%

Licensed Content and Merchandise Revenues

Licensed content and merchandise revenues include payments received, principally via royalties, from our licensing agreements and sales of merchandise. Revenues for the year ended December 31, 2022 decreased $21,125 thousand, or 43%, as compared to the year ended December 31, 2021, primarily due to the timing of the release of new episodes of the Series. All of Season 2 was released during the second and third quarters of 2021, along with a Christmas special released in December 2021, while only episodes 1 – 3 of Season 3 were released in the fourth quarter of 2022.

Contribution Revenues

Contribution revenues include revenues from funds received under a non-reciprocal agreement with CAS for donation proceeds received by CAS through The Chosen App to help fund the future production of the Series. The Company did not receive any Contribution revenues for the year ended December 31, 2021 as the agreement was entered into in November 2022.

Cost of Revenues

Cost of revenues primarily include the costs of products, expenses to fulfill third party merchandise sales orders, and participation and residual costs owed to writers, producers, actors and other film participants. Cost of revenues for the year ended December 31, 2022 increased $5,884 thousand, or 342%, as compared to the year ended December 31, 2021, primarily due to the Company’s shift from managing merchandise sales through our licensing agreement with Angel Studios to managing and selling its own merchandise as of October 2022.

Advertising

Advertising includes costs to promote the Series and primarily includes advertising on social and digital platforms which occurs consistently throughout the year, irrespective of episodic releases. Advertising expense remained relatively consistent for the years ended December 31, 2022 and 2021 at $2,460 thousand and $2,320 thousand, respectively.

Amortization of Film Costs

Costs of producing the Series are amortized using the individual-film-forecast method, based on the ratio of the current period’s revenues to the Company’s estimated ultimate revenue.

Amortization of film costs for the year ended December 31, 2022 decreased $1,015 thousand, or 16%, as compared to the year ended December 31, 2021, primarily due to overall lower revenues for Seasons 1 and 2 offset by the release and amortization of Season 3, which occurred in the fourth quarter of 2022.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2022 increased $3,182 thousand, or 8,839%, as compared to the year ended December 31, 2021, primarily due to the Company’s increase in acquired property and equipment to establish a permanent set and film campus during 2022.

General and Administrative

General and administrative expenses for the year ended December 31, 2022 increased $10,527 thousand, or 239%, as compared to the year ended December 31, 2021, primarily due to $4,830 thousand of increased payroll related expenses as a result of the increase in headcount as the Company continues to grow. The Company also incurred additional office related expenses of $2,161 thousand, legal, accounting and professional fees of $1,411 thousand, travel expenses of $960 thousand, and contracted labor of $904 thousand.

Income Taxes

Income tax benefit (provision) was $246 thousand and $(8,501) thousand with an effective (benefit) tax rate of (9)% and 25% for the years ended December 31, 2022 and 2021, respectively. The decrease of provision for income taxes was primarily due to the Company’s net loss before provision for income taxes of $2,841 thousand for the year ended December 31, 2022.

Liquidity and Capital Resources

Comparison of December 31, 2022 and December 31, 2021

	As of December 31,
	2022	2021	Change

	(in thousands)
Cash	$124,790	$15,932	$108,858
Long-term debt	145,840	—	145,840

The Company’s primary sources of liquidity are from cash flows generated from operations and financing activities. As of December 31, 2022 and 2021, the Company had cash of $124,790 thousand and $15,932 thousand, respectively. As of December 31, 2022, the Company had short-term and long-term debt of $145,840 thousand. The Company did not have any debt as of December 31, 2021.

During the year ended December 31, 2022, the Company entered into an agreement with CAS, whereby CAS provided $145,500 thousand for the Company’s use in the development, production, distribution and marketing of the Series and to provide the Company with operating and working capital. See the consolidated financial statements included herein and starting on page F-1 for further detail regarding the CAS transactions.

The Company’s primary uses of cash generally relate to film costs and the acquisition of property, plant and equipment. The increase in cash of $108,858 thousand was primarily attributable to $145,500 thousand of proceeds received from CAS, an increase of $11,940 thousand in contributions from the noncontrolling interest member, and a decrease of $4,784 thousand in accounts receivables, partially offset by an increase of $28,375 thousand in film costs related to the production of Season 3, and an increase of $25,795 thousand in the acquisition of property, plant and equipment to establish a permanent set and film campus.

The Company believes its existing cash and expected cash flows from operations will be sufficient to meet our working capital, capital expenditures, and expected cash requirements from known contractual obligations for the next twelve months and beyond.

Comparison of the Years Ended December 31, 2022 and December 31, 2021

Our cash flow activities were as follows for the periods presented:

	Year Ended December 31,
	2022	2021	Change

	(in thousands)
Net cash flows (used in) provided by operating activities	$(19,007)	$16,726	$(35,733)
Net cash flows used in investing activities	(25,857)	(6,487)	(19,370)
Net cash flows provided by financing activities	153,722	—	153,722

Operating activities

Net cash flows (used in) provided by operating activities was $(19,007) thousand and $16,726 thousand for the years ended December 31, 2022 and 2021, respectively. The decrease of net cash flows provided by operating activities of $35,733 thousand was primarily driven by the decrease of $29,093 thousand in net income, exclusive of non-cash items, resulting from cash flows generated from operations, an increase of $21,587 thousand in film costs, partially offset by a decrease of $14,568 thousand in accounts receivable.

Investing activities

Net cash flows used in investing activities was $25,857 thousand and $6,487 thousand for the years ended December 31, 2022 and 2021, respectively. The increase of $19,370 thousand was primarily driven by the acquisition of property and equipment to establish a permanent set and film campus.

Financing activities

Net cash flows provided by financing activities of $153,722 thousand was primarily due to the $145,500 thousand of proceeds provided by CAS in November 2022 as discussed above, and an increase of $11,940 thousand in noncontrolling interest member contributions, partially offset by $3,011 thousand in dividends paid. There were no cash flows from financing activities for the years ended December 31, 2021.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, the Company has identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Film Costs

Costs of producing the Series are amortized, and residual and participation costs are accrued, using the individual-film-forecast method, based on the ratio of the current period's revenues to the Company’s estimated remaining ultimate revenue per each episodic block. The initial estimate of ultimate revenue includes estimates of revenues through various distribution channels such as international, home entertainment and other distribution platforms and are based on historical experience for past seasons. The Company regularly monitors the performance of each season, and evaluate whether impairment indicators are present (i.e., low ratings), and based upon our review, the Company revises the estimates as needed.

Due to the inherent uncertainties involved in making such estimates of ultimate revenues and expenses, these estimates have differed in the past from actual results and are likely to differ to some extent in the future from actual results. In addition, in the normal course of our business, some seasons are more successful or less successful than anticipated. Management regularly reviews and revises, when necessary, its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or a write-down of all or a portion of the unamortized costs of the film or television program to its estimated fair value.

An increase in the estimate of ultimate revenue will generally result in a lower amortization rate and, therefore, lesser film amortization expense, while a decrease in the estimate of ultimate revenue will generally result in a higher amortization rate and, therefore, higher film amortization expense.

The amortization of film costs is on an accelerated basis, as the Company typically expects more upfront viewing. On average, over 50% of the film costs related to our produced content is expected to be amortized within one year after its month of first availability. The Company reviews factors that may impact the amortization of film costs on a monthly basis, such as the increased demand for home entertainment as a result of the global pandemic in 2020, which accelerated the adoption of streaming services and technology by consumers. Our estimates related to these factors require considerable management judgment.

Other Estimates

See Note 1 to the accompanying audited consolidated financial statements included herein and starting on page F-1 for further discussion.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recently Issued and Adopted Accounting Pronouncements

See Note 1 to the accompanying audited consolidated financial statements included herein and starting on page F-1 for further discussion.

Item 3. Properties.

We a have a lease agreement for our office space at 1525 Pine Street, Suite 106, Redding, California 96001. Impossible Math also has a lease agreement for the film campus land in Midlothian, Texas. We have also built a film set, Capernaum, and film campus in Midlothian, Texas. Both the film set and film campus are built on land owned by the Salvation Army, which has allowed the Company to use the property for filming, production, and operational purposes. The Company has a five-year lease for the film campus, which expires in October 2026 (with four automatic 10 year renewal terms upon expiration), and is currently negotiating to extend or amend the lease to cover the film set. In addition, we own a house used for meetings and other uses located in Midlothian, Texas. We believe that our facilities are adequate for our current operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the company, as of March 31, 2023, for:

•	Each person who we know beneficially owns more than five percent of any class of our voting securities.

•	Each of our director and director nominees.

•	Each of our executive officers.

•	All of our directors, director nominees and executive officers as a group.

As of March 31, 2023, we had 6,950,000 shares of Series A Common Stock and 5,595,015 shares of Series B Common Stock issued and outstanding. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Directors and Officers
Derral Eves(2)	6,950,000	55%
Dallas Jenkins	–	–%
JD Larsen	–	–%
Bradley Pelo	–	–%
Adam Swerdlow	–	–%
Jeremiah Smith	–	–
Katherine Warnock	–	–
Robert Starnes	–	–
Kyle Young	–	–
James A. Bisenius	–	–
Cris Doornbos	–	–
Matt Rearden	–	–
Brooke Asiatico	–	–
David Bagheri	–	–

All officers and directors as a group	6,950,000	55%
(14 individuals)
Greater than 5% Holders
The Chosen Productions, LLC(2)(3)	6,950,000	55%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the following entities or individuals is c/o The Chosen, Inc., 4 S 2600 W, Suite 5, Hurricane, Utah 84737.
(2)

The Chosen Productions, LLC is the record holder of the securities reported herein. Derral Eves, our Chief Strategy Officer, is the managing member of The Chosen Productions, LLC. By virtue of this relationship, Mr. Eves may be deemed to share beneficial ownership of the securities held of record by The Chosen Productions, LLC. Mr. Eves disclaims any such beneficial ownership except to the extent of his pecuniary interest.

(3)

Derral Eves, our Chief Strategy Officer, and Dallas Jenkins, our Chief Creative Officer, are members of The Chosen Productions, LLC and, as such, have an indirect interest in the securities held by The Chosen Productions, LLC to the extent of their respective membership interests in The Chosen Productions, LLC. Each of Mr. Eves and Mr. Jenkins disclaims any beneficial ownership of any securities held by The Chosen Productions, LLC.

Item 5. Directors and Executive Officers.

The individuals listed below are our executive officers and directors:

Name	Position	Term of Office	Age
Derral Eves	Chief Strategy Officer and Director	February 2018-Present	48
Dallas Jenkins	Chief Creative Officer and Director	February 2018 - Present	47
JD Larsen	Chief Finance Officer	November 2022 - Present	47
Bradley Pelo	President	December 2021 - Present	60
Adam Swerdlow	Vice President, Operations	July 2020 - Present	37
Jeremiah Smith	Vice President, Creative Director	August 2021 - Present	45
Katherine Warnock	Vice President, Original Content	September 2021 - Present	41
Robert Starnes	Vice President, Product and Licensing	February 2022 - Present	65
Kyle Young	Vice President of Distribution and International	July 2022 - Present	44
James A. Bisenius	Director	December 1, 2022 – Present	71
Cris Doornbos	Director	December 28, 2022 – Present	66
Matt Rearden	Director	December 28, 2022 – Present	47
Brooke Asiatico	Director	December 28, 2022 – Present	56
David Bagheri	Director	December 28, 2022 – Present	38

Biographical information regarding our directors and executive officers is set forth below.

Derral Eves

Derral Eves is our Chief Strategy Officer and a member of our board of directors. Since January 2006, Mr. Eves has served as the Chief Executive Officer of Creatus, LLC. Mr. Eves is the creator of VidSummit, the leading professional conference for social media creators. Mr. Eves is one of the world’s top YouTube and online video marketing experts. The content on Mr. Eves’ distribution channels have received over 24 billion video views on Youtube and over 9 billion views on Facebook. Mr. Eves is also the mentor of some of the biggest and most impactful YouTube and social media stars. He has been featured on Good Morning America, The Today Show, NBC, ABC, CBS, FOX, ESPN, FORBES, AdWeek, Christians Today, World Religion News, and several other media outlets. He was recently featured in an article published by Forbes as #4 on the list of “20 Must Watch YouTube Channels That Will Change Your Business.” Mr. Eves graduated from Southern Utah University with a bachelor’s degree in Communications and Public Relations and a minor in Spanish.

Dallas Jenkins

Dallas Jenkins is our Chief Creative Officer and a member of our board of directors. Since 2000, Mr. Jenkins has served as the president of Jenkins Entertainment and is primarily responsible for the oversight of the production of all films and videos produced by Jenkins Entertainment. Mr. Jenkins is also a film writer who has worked in Hollywood for nearly two decades, creating films for Warner Brothers, Lionsgate, Hallmark Channel, PureFlix and Universal. Mr. Jenkins has created several faith-based films, such as Midnight Clear, What If…, Though None Go With Me and The Resurrection of Gavin Stone. Mr. Jenkins is the son of celebrated Christian author Jerry B. Jenkins (the creator of The Left Behind Series and The Jesus Chronicles Series). Mr. Jenkins graduated from Northwestern College with a bachelor’s degree in Bible and Communications.

JD Larsen

JD Larsen is our Chief Finance Officer. Mr. Larsen has a broad range of experience working with organizations from technology start-ups to fortune 500 companies both private and public, most recently, from November 2021 to November 2022, as VP of Finance and Operations for Driven Technologies, a start-up focused on cyber security and network modernization. Prior to that, Mr. Larsen spent 10 years, from January 2012 to November 2021, at Presidio Networked Solutions, a $4 billion dollar technology company, where he held various executive level positions throughout his tenure, most notably Division CFO for Presidio’s largest division. Prior to that, Mr. Larsen spent six years at Marriott Vacations Worldwide and assisted in the successful tax-free spin-off from Marriott International as independently traded company. Prior to that, Mr. Larsen worked for the Walt Disney Company as a key leader in Disney’s highly selective Management Audit Organization as well as other finance roles where he worked with numerous operating segments, including Studio Entertainment, to optimize financial operations both domestically and internationally. He started his career working for PricewaterhouseCoopers in Pittsburgh, PA as a Certified Public Accountant assisting clients through various public offerings and SEC reporting issues. He holds a bachelor’s of science degree in accounting from Grove City College.

Brad Pelo

Brad Pelo serves the President of the Company. Mr. Pelo is a seasoned business executive having served as co-founder, president or CEO of Ancestry.com, Folio (Microsoft), NextPage (Proofpoint), I.TV (DirecTV) and Radiant Studios. Prior to his appointment as President of the Company, Mr. Pelo served as an Executive Producer of The Chosen since June 2020. Previously, Mr. Pelo was Chief Distribution Officer at Angel Studios from October 2020 to September 2021. From May 2018 to February 2020, Mr. Pelo was President of Radiant Digital, a portfolio of web properties and apps that engage daily with faith and family-based audiences totaling over 147 million users. In the film and television world he was executive producer of The Legend of Johnny Lingo (MGM), Outlaw Trail and Forever Strong as well as an annual telecast for the Pentagon Channel, Stadium of Fire. He serves on charitable boards that support the arts and leadership development.

Adam Swerdlow

Adam Swerdlow serves as our Vice President of Operations. From April 2011 to March 2019, Mr. Swerdlow served as a Financial Advisor at Northwestern Mutual. During his tenure at Northwestern Mutual he accomplished many goals including achieving million dollar round table (MDRT) and other numerous company and industry accolades. Mr. Swerdlow was also responsible for recruiting, building and managing teams of Financial Advisors in his respective offices. Mr. Swerdlow left Northwestern Mutual in March 2019 to practice as an Independent Financial Advisor and also co-founded The Financial Advisors Alliance, a coaching and consulting firm for Financial Advisors. In January 2020 The Financial Advisors Alliance was acquired by Model FA where Mr. Swerdlow continued to serve as a consultant until April 2022. Mr. Swerdlow not only brings a wealth of knowledge from his near decade as a Financial Advisor, but also has extensive experience in business development, operations and management. Mr. Swerdlow graduated from University of Massachusetts-Amherst with a bachelor’s degree in Communications and a minor in Film.

Jeremiah Smith

Jeremiah Smith serves as a Vice President and Creative Director of the Company. From November 2015 to July 2021, Mr. Smith held various senior leadership positions at Walmart within their global marketing organization. Mr. Smith has worked in marketing at scale in three distinct industries. As a young pastor in New England, he cut his marketing teeth as a consultant for Purpose-Driven Ministries and the Willow Creek Association. Then, as a content strategist and producer for multiple global brands, his work appeared in over 20 languages across print, digital, and television. Most recently, Mr. Smith was responsible for brand and creative across Walmart communications, including some of their largest branding efforts in company history.

Katherine Warnock

Katherine Warnock is our Vice President of Original Content. She began working with the Company in May of 2021 as a Producer with Angel Studios and joined the Chosen as a full time employee in September 2021. From March 2016 to July 2020, Ms. Warnock has a background in strategic content, marketing, and branding-based leadership spanning media, fashion, and social enterprise. Previously head of faith and family content at MGM Studios, Ms. Warnock helped to steer growth by 985% to a 24 million-plus audience, averaging 1.4 billion organic video views yearly. A dual resident of America and the UK, Ms. Warnock has worked with elite brands from Paramount Pictures, Warner Brothers, and Sony to Ford, Aerie, and Gillette with a goal of positively affecting culture through purposeful, anchored, mission-driven media.

Robert Starnes

Robert Starnes is our Vice President of Product Distribution & Licensing. Mr. Starnes has served as an executive in the licensing, product distribution space for more than 30 years. From January 2008 to February 2022, Mr. Starnes was a partner at Brentwood Studios. His career began in retail at Target, where he served as one of the youngest operations executive in their history. Building on his time at Target, Mr. Starnes went on to open a chain of children’s retail stores which won the Playthings Magazine award for “Best Up and Coming Toy Retailers of the 90’s” (FAO Schwarz was the co-winner). Mr. Starnes went on to oversee stores for Lemstone Christian Bookstores and then served as VP of Licensing and Publishing at Big Idea VeggieTales before opening Brentwood Studios with former COO of VeggieTales Terry Pefanis and Brock Starnes. Serving as the Senior partner he oversaw three divisions of the worldwide brands in consulting, publishing, and production for more than 13 years. Mr. Starnes is known as the key licensing and distribution executive on products with a Biblical worldview.

Kyle Young

Kyle Young is our Vice President of Distribution and International. He leads distribution and international for the Company across platform partnerships, global expansion, and international audience connection. From August 2012 to July 2022, Mr. Young worked at a firm he founded and led called Tiny Horse, an award-winning entertainment production and marketing company that sold to Team Whistle in 2020, overseeing partnerships and network growth from Charlotte NC. Mr. Young previously led the launch and growth of Halogen TV, a millennial-focused cable network subsequently sold to Participant Media in 2012. Prior to this, Mr. Young led INSP’s development of their international cable network across 80 countries. Having worked with media companies across the U.S. and EMEA, Mr. Young has extensive experience in entertainment, marketing, and corporate finance.

James A. Bisenius

James Bisenius is a member of our board of directors. Since 2015, Mr. Bisenius has served as Chief Executive Officer of Strong Refuge, LLC, and Strong Refuge Charitable Trust, and is active in investment management. In 1991, Mr. Bisenius founded Common Sense Investment Management, LLC, the general partner of a multiple manager fund, which reached peak assets of $4.5 billion dollars under management. Mr. Bisenius served as Chief Executive Officer and Chief Investment Officer of Common Sense Investment Management, LLC until 2014. From 1994 to 1998, Mr. Bisenius also served as a Managing Director of The Leuthold Group, an institutional research firm. Previously, Mr. Bisenius was a Vice President of Dain Bosworth Incorporated, a registered investment advisory and brokerage firm. During his tenure at Dain Bosworth Incorporated, from 1986 to 1991, Mr. Bisenius was the original founder of Dain Bosworth’s Investment Management Consulting Department. In 1982, Mr. Bisenius opened Denver, Colorado based Boettcher & Company’s, Portland, Oregon office, where he was Senior Vice President and a member of the executive committee. He began his career as a Registered Representative with Foster & Marshall, a registered investment brokerage firm based in Seattle, WA. Mr. Bisenius earned his Bachelor of Science degree in Communications from Oregon State University in 1973.

Cris Doornbos

Cris Doornbos is a member of our board of directors. Since February 2022, Mr. Doornbos has served as Chief Executive Officer and founder of Leadership Shaping LLC, a company focused on helping CEOs improve performance by transforming their organization’s culture, leadership, and governance. Mr. Doornbos is a 39-year veteran in the publishing, media, and educational spaces of music, books and curriculum. From September 2005 to August 2021, Mr. Doornbos was CEO of David C. Cook, a nonprofit Christian publisher based in Colorado Springs, Colorado, successfully re-imagining, re-investing and re-inventing the company’s three different business units of music, books, and curriculum on a global scale. From 1997 to 2005, Mr. Doornbos was Executive Vice President at Zondervan Publishing, an international Christian media and publishing company located in Grand Rapids, Michigan, where he developed global strategies for growth. He has also served as Board Chairman for Evangelical Christian Publishers Association (ECPA), President of the Church Music Publishers Association (CMPA), and as Board Chair for Fellowship of Christian Athletes (FCA) for the Southern Colorado region, as well as a member of the FCA State Board of Colorado. Mr. Doornbos previously served as a committee member of The Advisory Committee for the Economic Development in Colorado Springs. He holds a Bachelor of Arts in Organizational Leadership from Calvin University.

Matt Rearden

Matt Rearden is a member of board of directors. He is an experienced attorney and Chief Operations Executive. Mr. Rearden has served as Chief Operating Officer for Maxwell Leadership, Inc, a global provider of leadership training and development, since October 2021. From January 2018 to October 2022, Mr. Rearden served as Chief Operating Officer for Four Star Homes, a real estate sales and brokerage company. From 2010 to 2018, Mr. Rearden held various positions with SeaWorld Parks and Entertainment, Inc., including Sr. Business Development Officer, VP of Business Affairs, and Assistant General Counsel. Between 2001 and 2010, Mr. Rearden held several positions with International Speedway Corporation, including Managing Associate General Counsel and Corporate Counsel. He holds a Juris Doctorate from Florida State University and a Bachelor of Science in finance from Oral Roberts University, where he also serves on the Board of Trustees.

Brooke Asiatico

Brooke Asiatico is a member of our board of directors. She is a practicing attorney with significant expertise in the not-for-profit, tax-exempt organizations sector. Ms. Asiatico currently serves as Managing Partner for Asiatico & Associates, PLLC, a firm she founded in 2006. Ms. Asiatico and her firm serve as General or Special Counsel to organizations of all sizes, including many of the largest non-profit, tax-exempt corporations in the United States, and their interests throughout the world. Formerly, she was a Partner at Brewer, Sr., Asiatico & Associates, LLP from 2004 - 2006. She holds a Juris Doctorate from the University of Texas School of Law (2003) and a Bachelor of Science in Government and Politics from The University of Texas at Dallas (2000).

David Bagheri

David Bagheri is a member of our board of directors. Mr. Bagheri is a social and business entrepreneur. He currently serves as Chief Executive Officer of Hillsong Music and Invorto LLC, the largest music export from Australia in the Christian Music Industry, with over 25 years of releasing albums resulting in 10 that have gone platinum and a Grammy Award in 2018. Since November 2019, Mr. Bagheri also serves as a non-executive Director of Lind Motor Group, a family owned and operated automotive retailer since 1992. From September 2017 to June 2019, Mr. Bagheri was Chief Executive Officer and Co-founder of Precision Tech, Inc. a Workforce Management Platform was launched in 2018 as a one-system approach to back-office technology. From May 2013 to June 2019, Mr. Bagheri held several positions with Precision Global Consulting, including Managing Director and Director of International Business. From 2010-2013, Mr. Bagheri was the National Development Manager for Many Rivers Microfinance, a social enterprise in Australia providing microenterprise support to Indigenous and other Australians. From 2005-2010 Mr. Bagheri was a Centre Manager at Hillsong CityCare, a social welfare organization working in Sydney.

Item 6. Executive Compensation.

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

This section describes the material elements of the compensation awarded to, earned by, or paid to our Chief Executive Officer, Derral Eves, and our two other most highly compensated executive officers, for the years ended December 31, 2022 and 2021.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Derral Eves, Chief Strategy Officer	2021	250,833	250,000	-	-	-	-		500,833
	2022	350,000	350,000	-	-	-	-		700,000
Dallas Jenkins, Chief Creative Officer (1)	2021	347,563	250,000	-	-	-	269,416	(1)	866,979
	2022	400,000	440,000	-	-	-	269,178	(1)	1,109,178
Brad Pelo, President	2021	-	-	-	-	-	-		-
	2022	350,000	306,250	-	-	-	-		656,250

(1)	Included in all other compensation are payments made to companies owned by Dallas Jenkins and his spouse for various agreements to write various books related to the series. See “— Certain Relationships and Related Transactions, and Director Independence” for additional information.

Principal Elements of Compensation

The compensation of the company’s executive officers comprises of the following major elements: (a) base salary; and (b) an annual, discretionary cash bonus. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the cannabis industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

Outstanding Equity Awards at Fiscal Year-End

There are no outstanding equity awards.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promotor of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

We have entered into various agreements with a company owned by Dallas Jenkins and his spouse to write various books related to the Series. The related company receives a percentage of sales for each book. In total, the amount paid and accrued to the related company for writer fees and book royalties was $269,178 as of December 31, 2022.

Conflict of Interest Policy

The board of directors has adopted a conflict of interest policy applicable to all directors, officers, and employees of our company and our subsidiaries. The conflict of interest policy provides that a committee of independent members of the board of directors may, among other things, cause any officer or director who has a direct or indirect interest in a transaction to recuse him or herself from the consideration of such transaction and, to the extent necessary, the committee may retain appropriately qualified, non-conflicted personnel to advise the Company in connection with such transaction. Additionally, the conflict of interest policy requires that each director and executive officer annually sign a statement which affirms that such person has agreed to comply with the policy.

Director Independence

Our Board of Directors currently consists of seven members. Our board of directors has determined 5 members of the Board, James A. Bisenius, Cris Doornbos, Matt Rearden, Brooke Asiatico and David Bagheri, are “independent directors” as defined in the listing standards of the Nasdaq Stock Market LLC and applicable SEC rules. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. In making the determinations as to the independence of our directors, our Board of Directors reviewed and discussed information provided by the directors and the Company with regard to each director’s relationships as they may relate to the Company and its management.

Item 8. Legal Proceedings.

From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceeding.

Item 9. Market Price of and Dividends on the Registrant’s Common Stock and Related Stockholder Matters.

There is no established public trading market for the Series B Common Stock.

Holders

As of December 31, 2022, there were (i) 1,254,391 shares of Series B Common Stock issued and outstanding, which were held by approximately 1,500 stockholders of record and (ii) 6,950,000 shares of Series A Common Stock issued and outstanding, which were held in entirety by The Chosen Productions, LLC, a partnership owned by the four founding partners of the Company.

Dividends

A dividend of $2.40 for each outstanding share of Series A Preferred Stock was declared on November 30, 2022 and payment was initiated on December 2, 2022. As of December 31, 2022, 1,254,391 shares of Series A Preferred Stock had been converted into Series B Common Stock, and an additional 4,340,624 shares of Series A Preferred Stock will be converted into Series B Common Stock upon payment to such holders of the dividend.

The payment of any dividends in the future, and the timing and amount thereof, to the Company stockholders will fall within the sole discretion of the Board and will depend on many factors, such as our financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements, Delaware corporate surplus requirements and other factors that the Board deems relevant. The Company’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on the Company’s access to the capital markets. The Company cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if the Company commences paying dividends.

Equity Compensation Plans

The Company currently has no compensation plans under which the Company’s equity securities are authorized for issuance.

Item 10. Recent Sales of Unregistered Securities.

In October 2020, the Company issued 480,466 Common Units of the Company to Angel Studios as compensation for contracted services under an agreement between The Chosen LLC and VidAngel, Inc. titled “Consulting and Coordination Agreement”, dated February 15, 2018. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Angel Studios is an accredited investor for purposes of Rule 501 of Regulation D. The 480,466 Common Units owned by Angel Studios, Inc. were subsequently relinquished as part of the negotiations associated with the new Angel Studios Licensing Agreement, dated October 18, 2022.

Item 11. Description of Registrant’s Securities to be Registered.

The following is a summary of the material terms of the Company’s capital stock contained in the Company’s Certificate of Incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Certificate of Incorporation or of the by-laws and is qualified by reference to the full texts of such documents. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on the Company’s capital stock after the Effective Time. The Certificate of Incorporation and by-laws are included as exhibits 3.1 and 3.2, respectively, to this registration statement on Form 10.

We are registering on this Form 10 only the shares of Series B Common Stock, the terms of which are described below.

Authorized Capital Stock

The Company’s authorized capital stock consists of (a) 35,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which (i) 10,000,000 shares are designated as “Series A Common Stock”, and (ii) 25,000,000 shares are designated as “Series B Common Stock”; and (b) 8,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).

As of March 31, 2023, we had 6,950,000 shares of Series A Common Stock and 5,595,015 shares of Series B Common Stock issued and outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

Common Stock

Except as otherwise required by law, as provided in the Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Company (the “Board”) with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. In addition, except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the Board with respect to any series of the Preferred Stock, on any matter presented to the holders of Common Stock and Preferred Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), the holders thereof shall vote together as a single class, whereby (i) each holder of shares of Common Stock shall be entitled to the number of votes set forth in clauses (x) and (y) immediately below, as applicable, and (ii) each holder of shares of Preferred Stock shall be entitled to one (1) vote for each share held by such holder. For any matter presented to the holders of Common Stock for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), (x) the holders of Series A Common Stock are entitled to ten (10) votes for each share of Series A Common Stock, and (y) the holders of Series B Common Stock are entitled to one (1) vote for each share of Series B Common Stock. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor and shall have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

Holders of the Common Stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

4,340,624 shares of our Series A Preferred Stock remain outstanding and represent the right to receive the Dividend upon the Company receiving certain information relating to the payment of the Dividend from the holders of Series A Preferred Stock.

Under the terms of the Certificate of Incorporation, the Board will be able to, without approval of stockholders, issue one or more series of Preferred Stock. The Board may fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

Although the Board does not currently intend to do so, it will be able to authorize the Company to issue a class or series of Preferred Stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of the Company, even if such transaction or change in control involves a premium price for the Company’s stockholders or the Company’s stockholders believe that such transaction or change in control may be in their best interests. The Board may be able to issue Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Certificate of Incorporation and By-laws

Delaware Anti-Takeover Provisions

The Company is subject to Section 203 of the DGCL, an anti-takeover statute. Section 203 of the DGCL protects publicly traded Delaware corporations, such as the Company following the distribution, from hostile takeovers, and from actions following a hostile takeover, by prohibiting some transactions once a potential acquirer has gained a significant holding in the corporation. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved of such corporation either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or after such date the business combination is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the date of determination whether the person is an “interested stockholder”) 15% or more of the corporation’s voting stock.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Company’s Certificate of Incorporation nor the Company’s by-laws will contain the election not to be governed by Section 203 of the DGCL. Therefore, the Company will be governed by Section 203 of the DGCL.

The Company’s Certificate of Incorporation and by-laws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with the Board rather than to attempt a hostile takeover. These provisions include, among others:

•	Authority of the Board to issue capital stock;

•	All stockholder actions must be effected at a duly called meeting of stockholders (which may only be called by the Chairman of the Board or a majority of the Board) and not by written consent;

•	Members of the Board may be removed at any time only, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares then entitled to vote at an election of directors, voting together as a single class; and

•	No cumulative voting.

Size of Board and Vacancies

The Company’s Certificate of Incorporation and by-laws provide that the Board will consist of one or more members, with the exact number of directors to be fixed by resolution of the Board. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board, shall hold office until their successors are duly appointed by the Board or until their earlier death, resignation or removal.

Special Stockholder Meetings

A special meeting of stockholders may only be called by the Chairman of the Board or a majority of the Board, and stockholders may not act by written consent.

Certain Effects of Authorized but Unissued Stock

The Company’s authorized but unissued shares of Common Stock will be available for the Board to issue without stockholder approval. The Company will be able to use the additional authorized shares of Common Stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of the Company’s authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or other transaction.

As noted above, the Board will be able to, without approval of stockholders, issue one or more series of Preferred Stock. In some cases, the issuance of Preferred Stock could delay, defer or prevent a change in control of the Company and make it harder to remove present management, without further action by the Company stockholders. Under some circumstances, Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of the Common Stock if the Company liquidates or dissolves and could also restrict or limit dividend payments to holders of the Common Stock.

Registrar, Paying Agent and Transfer Agent for our Class B Units

Duties

Direct Transfer, LLC serves as the registrar, paying agent and transfer agent for our Common Stock. We will pay all fees charged by the transfer agent for transfers of our Common Stock except for special charges for services requested by a stockholder. The transfer and paying agent fee is expected to be approximately $100,000.

We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment.

Item 12. Indemnification of Directors and Officers.

The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s by-laws provide that the Company will indemnify any person any person who was or is made or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), other than a Proceeding by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or, while a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. The Company shall also have the power to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

The Company’s by-laws also provide that the Company will indemnify any person who was or is made a party or is threatened to be made a party to any Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper. Notwithstanding the foregoing, the Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by such person was authorized in the specific case by the Board.

The Company’s by-laws further provide that, to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 1 above, or in defense of any claim, issue or matter therein, the Company shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Expenses actually and reasonably incurred by a director, officer, employee or agent in defending a civil or criminal Proceeding may be paid by the Company in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in this Article VII. Such expenses may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the Company’s by-laws.

Item 13. Financial Statements and Supplementary Data.

The financial statements of the Company appear at the end of this report beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits

(a)	Financial Statements.

Our audited consolidated financial statements for the years ended December 31, 2022 and 2021 appear at the end of this Registration Statement on pages F-2 through F-7.

(b)	Exhibits

The documents listed in the Exhibit Index of this Registration Statement are incorporated by reference or are filed with this Registration, in each case as indicated below.

Exhibit Number	Exhibit Description
2.1	Plan of Conversion of The Chosen, LLC into a Delaware corporation to be known as “The Chosen, Inc.” (4)

3.1	Certificate of Incorporation dated November 29, 2022 (4)

3.2	Bylaws of The Chosen, Inc.*

10.1	Exclusive Video-On-Demand and Subscription Video-On-Demand Licensing Agreement by and between The Chosen, LLC and VidAngel, Inc. (3)

10.2	Writer Work-for-Hire Agreement dated October 29, 2019 by and between the Company and Dallas Jenkins (3)

10.3	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Ryan Swanson. (3)

10.4	Writer Work-for-Hire Agreement dated October 20, 2019 by and between the Company and Tyler Thompson (3)

10.5	Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc. (2)

10.6	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod (2)

10.7	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow (2)

10.8	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves (2)

10.9	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins (2)

10.10	Contribution Funding and Production Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

10.11	First Amendment to Contribution Funding and Production Agreement, dated December 19, 2022, by and between The Chosen, Inc. and Come and See Foundation, Inc. (5)

10.12	IP Assignment Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

10.13	License Agreement, dated November 29, 2022, by and between The Chosen LLC, The Chosen, Inc. and Come and See Foundation, Inc. (4)

10.14*	Short Term Lease Agreement, dated October 1, 2022, by and between the Company and The Salvation Army.

10.15*	Location Agreement, dated August 4, 2022, by and between the Company and The Salvation Army.

10.16*	Ground Lease Agreement, dated November 16, 2021, by and between the Company and The Salvation Army.

21*	Subsidiaries of the Registrant

*	Previously filed.

(1)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-10814) filed with the SEC on May 25, 2018.

(2)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11312) filed with the SEC on September 3, 2020.

(3)	Filed as an exhibit to the Company’s Regulation A Offering Statement on Form 1-K (Commission File No. 24R-00162) filed with the SEC on June 12, 2020.

(4)	Filed as an exhibit to the Company’s Current Report on Form 1-U filed with the SEC on December 2, 2022.

(5)	Filed as an exhibit to the Company’s Current Report on Form 1-U filed with the SEC on December 23, 2022.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2023

THE CHOSEN, INC.

By:	/s/ JD Larsen
Name: JD Larsen
Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Chosen, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Chosen, Inc. and subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tanner LLC

We have served as the Company’s auditor since 2017.

Salt Lake City, UT

May 23, 2023

The Chosen, Inc.

Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2022	2021
Assets
Cash	$124,790	$15,932
Accounts receivable	8,983	13,767
Inventory	6,110	—
Prepaid assets	754	1,873
Other current assets	864	2,251
Total current assets	141,501	33,823
Property and equipment, net	34,426	8,814
Film costs, net	33,276	10,045
Other assets	1,042	8
Total assets	$210,245	$52,690
Liabilities and Equity
Accounts payable	$5,549	$2,140
Accrued expenses and other current liabilities	12,827	1,097
Current portion of long-term debt and lease liabilities	2,463	—
Total current liabilities	20,839	3,237
Long-term debt and lease liabilities, net	143,377	—
Other noncurrent liabilities	2,571	—
Deferred tax liability, net	5,104	5,074
Total liabilities	171,891	8,311
Commitments and contingencies
Class A Preferred Units, $1.00 par value; 120% distribution preference; 13,900,000 units authorized; 11,190,030 units issued and outstanding at December 31, 2021	—	11,190
Series A Preferred Stock, $0.001 par value; 120% dividend preference; 8,000,000 shares authorized; 4,340,624 shares issued and outstanding at December 31, 2022	5	—
Common Units, no par value, 14,380,466 units authorized, issued and outstanding at December 31, 2021	—	—
Series A Common Stock, $0.001 par value; 10,900,000 shares authorized; 6,950,000 issued and outstanding at December 31, 2022	7	—
Series B Common Stock, $0.001 par value; 25,000,000 shares authorized; 1,254,391 shares issued and outstanding at December 31, 2022	1	—
Additional paid-in capital	10,237	(940)
Retained earnings	18,004	32,215
Noncontrolling interest	10,100	1,914
Total equity	38,354	44,379
Total liabilities and equity	$210,245	$52,690

See accompanying notes to the consolidated financial statements.

The Chosen, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2022	2021
Revenues:
Licensed content and merchandise revenues	$27,891	$49,016
Contribution revenues	2,641	—
Total revenues	30,532	49,016

Cost of revenues	7,603	1,719
Advertising	2,460	2,320
Amortization of film costs	5,144	6,159
Depreciation and amortization	3,218	36
General and administrative	14,923	4,396
Net operating income (loss)	(2,816)	34,386
Interest income (expense), net	(25)	5
Other income (expense)	—	(5)
Net income (loss) before benefit (provision) for income taxes	(2,841)	34,386
Benefit (provision) for income taxes	246	(8,501)
Net income (loss)	(2,595)	25,885
Net loss attributable to noncontrolling interest	1,812	28
Net income (loss) attributable to The Chosen, Inc.	$(783)	$25,913
Less:
Dividends declared to Series A Preferred Stockholders	13,428	—
Contractual preferred distributions to participating securities	—	13,428
Income allocated to participating securities	—	5,464
Net income (loss) attributable to Common Stock/Common Units	$(14,211)	$7,021
Earnings (loss) per Common Stock/Common Units, basic and diluted(1)	$(1.86)	$0.98
Weighted average Common Stock/Common Units outstanding, basic and diluted(1)	7,629	7,190

(1)	Represents earnings (loss) per share and weighted average issued and outstanding Series A Common Stock and Series B Common Stock for the period after the change in share structure as result of the Company’s conversion on November 29, 2022 (see Note 1 and Note 5).

See accompanying notes to the consolidated financial statements.

The Chosen, Inc.

Consolidated Statements of Equity

(in thousands)

	Member’s Equity			Stockholder’s Equity
		Class A Preferred Units		Series A Common Stock		Series B Common Stock		Series A Preferred Stock		Additional Paid-In Capital	Retained earnings	Noncontrolling Interest	Total Equity
	Common Units	Units	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	14,380	11,190	$11,190	—	$—	—	$—	—	$—	$(940)	$6,302	$—	$16,552
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	1,942	1,942
Net income (loss)	—	—	—	—	—	—	—	—	—	—	25,913	(28)	25,885
Balance as of December 31, 2021	14,380	11,190	11,190	—	—	—	—	—	—	(940)	32,215	1,914	44,379
Retirement of common units	(480)	—	—	—	—	—	—	—	—	—	—	—	—
Corporate conversion to Series A Common stock	(13,900)	—	—	6,950	7	—	—	—	—	(7)	—	—	—
Corporate conversion to Series A Preferred Stock	—	(11,190)	(11,190)	—	—	—	—	5,595	6	11,184	—	—	—
Dividends declared at $2.40 per share of Series A Preferred Stock	—	—	—	—	—	—	—	—	—	—	(13,428)	—	(13,428)
Corporate conversion to Series B Common Stock	—	—	—	—	—	1,254	1	(1,254)	(1)	—	—	—	—
Contributions from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	9,998	9,998
Net loss	—	—	—	—	—	—	—	—	—	—	(783)	(1,812)	(2,595)
Balance as of December 31, 2022	—	—	$—	6,950	$7	1,254	$1	4,341	$5	$10,237	$18,004	$10,100	$38,354

See accompanying notes to the consolidated financial statements.

The Chosen, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net income (loss)	$(2,595)	$25,885
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization expense	3,218	36
Amortization of film costs	5,144	6,159
Deferred income tax provision	30	2,857
Non-cash lease expense	47	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	4,784	(9,784)
(Increase) decrease in inventory	(6,110)	—
(Increase) decrease in prepaids and other current assets	499	(1,959)
(Increase) decrease in film costs	(28,375)	(6,788)
Increase (decrease) in accounts payable	390	(356)
Increase (decrease) in accrued expenses and other current liabilities	1,313	676
Increase (decrease) in other noncurrent liabilities	2,648	—
Net cash flows (used in) provided by operating activities	(19,007)	16,726
Cash flows from investing activities
Acquisition of property & equipment	(25,795)	(6,487)
Acquisition of trademark	(62)	—
Net cash flows used in investing activities	(25,857)	(6,487)
Cash flows from financing activities
Contributions from noncontrolling interest member	11,940	—
Principal paid on finance lease	(12)	—
Proceeds from issuance of debt	145,500	—
Payments of debt issuance costs	(695)
Proceeds from line of credit	25,000	—
Repayment of line of credit	(25,000)	—
Dividends paid	(3,011)	—
Net cash flows provided by financing activities	153,722	—
Net change in cash	108,858	10,239
Cash, beginning of period	15,932	5,693
Cash, end of period	$124,790	$15,932
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$5,937
Cash paid for interest	423	—
Supplemental disclosure of non-cash investing and financing information:
Purchase of property and equipment with accounts payable	$3,019	$1,887
Accrual of dividend payable to Series A Preferred Stockholders	10,417	—
Contribution from noncontrolling interest member with receivable	—	1,942

See accompanying notes to the consolidated financial statements.

The Chosen, Inc.

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization

The Chosen, Inc., a Delaware corporation, was originally formed on October 24, 2017 as a Utah limited liability company under the name “The Chosen, LLC.” On November 29, 2022, The Chosen, LLC converted into a Delaware corporation (the “conversion”) and changed its name to The Chosen, Inc. (as converted, the “Company”). The Company, is an independent television and film production company, was created to develop and produce an episodic television series entitled The Chosen (the “Series”). The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, Inc., The Chosen Texas, LLC and The Chosen House, LLC, and its variable controlling interest in Impossible Math, LLC (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

The Chosen Texas, LLC

The Chosen Texas, LLC was formed on September 6, 2018 and is a wholly owned subsidiary of The Chosen, Inc. The Chosen Texas, LLC facilitates the filming of the productions.

The Chosen House, LLC

The Chosen House, LLC was formed on May 26, 2021, and owns real estate located in Midlothian, Texas. The property is used as lodging for employees, contractors, and actors to stay while performing services for the Company.

Impossible Math, LLC

Impossible Math, LLC was formed on May 7, 2021, to own and manage a sound stage for the filming of the productions. The Chosen, Inc. owns a controlling voting interest in Impossible Math, LLC, with 100% of the voting units, while its economic interest is 5.7% and 26.9% as of December 31, 2022 and 2021, respectively. The Company determined that Impossible Math, LLC is a variable interest entity. This is because the entity was initially thinly capitalized, and while The Chosen, Inc. does not have a majority equity interest compared to other owners, The Chosen, Inc. controls Impossible Math as it holds 100% of the voting interest. Further, the Company concluded it is the primary beneficiary through its power to make decisions and its significant variable interest in the funds.

CAS Transaction

On November 29, 2022, the Company entered into a series of agreements (the “CAS Transactions”) with the non-profit entity Come and See Foundation, Inc. (“CAS”). The Company determined the agreements governing the CAS Transactions should be combined and viewed in conjunction with one another that form a singular arrangement, which included (1) the loan for an aggregate principal of $145,500 thousand, and (2) the licensing rights granted for the intellectual property of the Series.

The Company received financing in the aggregate amount of $145,500 thousand, which is treated as a liability pursuant to ASC 470, Debt (“ASC 470”), as the substance of the transaction is a financing arrangement. The Company initially measured the liability at $145,500 thousand pursuant to ASC 835, Interest (“ASC 835”), as there were no other rights or privileges exchanged in connection with the loan, outside of the licensing rights granted for the intellectual property discussed below. The Company is required to pay CAS an amount equal to 5% of certain proceeds received from the Company’s use and exploitation of the commercial rights in and to the Chosen Series. These payments are due quarterly and represent the principal repayments of the loan, which continue to be paid to CAS after the aggregate principal balance is repaid. Refer to Note 4 Debt, for further details.

In addition, the Company granted certain assigned rights to CAS for the use and exploitation of the intellectual property of the Series in and for not-for-profit markets and purposes in exchange for consideration of $4,500 thousand, which represents an upfront fixed payment commensurate with the fair value received in exchange for the rights assigned to CAS. The Company determined that CAS is a customer, and therefore, the Company has accounted for the licensing rights granted for the use of the intellectual property of the Series in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The licensing rights granted represents a right to use license of functional intellectual property due to its significant standalone functionality, with multiple performance obligations, which are 1) a right to use license of functional intellectual property to the existing seasons of the Series, and 2) a right to use license of functional intellectual property to each of the contemplated, yet unproduced seasons of the Series. The transaction price of $4,500 thousand has been allocated to the performance obligations on a relative standalone selling price basis. Refer to Revenue Recognition within this Note 1 for further information on Company’s accounting policies for licensed content revenue.

Lastly, the Company is entitled to receive from CAS 90% of voluntary donation proceeds received by CAS (“the NP App Donations”) through The Chosen App. The Company determined the NP App Donations received from CAS from the voluntary donations represent a nonreciprocal or nonexchange transaction, in accordance with ASC 958, Not-for-Profit Entities (“ASC 958"), because they represent a one-way transfer of assets to the Company without expectation or obligation from the Company to provide goods or services of commensurate value in return. The Company classifies the contributions received from the NP App Donations as Contribution revenues within revenues in the Consolidated Statements of Operations because they represent a core source of revenue to fund the central and ongoing operating activities of the Company, being the development and production of the Chosen Series. Refer to Revenue Recognition within this Note 1 for further information on Company’s accounting policies for Contribution revenues.

Revision of Previously Issued Financial Statements

In connection with the preparation of the Company’s consolidated financial statements, certain prior period adjustments in previously issued financial statements were identified. There was a prior period misstatement related to identification of the Company’s Class A Preferred Units (“Class A Unitholders”) as a participating security and calculation of earnings (loss) per common unit, basic and diluted using the two-class method. The Company evaluated the errors, both qualitatively and quantitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any previously issued financial statements.

The Company retrospectively corrected the misstatements and revised the disclosure of earnings (loss) per common unit as follows:

	Year Ended December 31, 2021
	As previously reported	Adjustment	Reverse stock split(1)	As Revised

	(in thousands, except per share data)
Net income attributable to The Chosen, LLC	$25,913	$—	$—	$25,913
Less:
Dividends declared to Class A Preferred Unitholders	—	—	—	—
Contractual preferred distribution to participating securities	—	13,428	—	13,428
Income allocated to participating securities	—	5,464	—	5,464
Net income (loss) attributable to Common Units	$25,913	$(18,892)	$—	$7,021
Earnings (loss) per Common Unit, basic and diluted	$1.80	$(1.31)	$0.49	$0.98
Weighted average Common Units outstanding, basic and diluted	14,380	—	(7,190)	7,190

	Nine Months Ended September 30, 2022
	As previously reported	Adjustment	Reverse stock split(1)	As Revised

	(in thousands, except per share data)
Net income attributable to The Chosen, LLC	$1,551	$—	$—	$1,551
Less:
Dividends declared to Class A Preferred Unitholders	—	—	—	—
Contractual preferred distribution to participating securities	—	1,551	—	1,551
Income allocated to participating securities	—	—	—	—
Net income (loss) attributable to Common Units	$1,551	$(1,551)	$—	$—
Earnings (loss) per Common Unit, basic and diluted	$0.11	$(0.11)	$—	$—
Weighted average Common Units outstanding, basic and diluted	14,380	—	(7,190)	7,190

(1)	Amounts reflect the retrospective presentation for the 2:1 reverse stock split associated with Company’s conversion on November 29, 2022.

This correction had no impact on net income for any previous or current periods and there is no impact to the Company’s Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Equity, and Consolidated Statements of Cash Flows for any of the periods presented.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, Leases and related amendments, collectively codified in the Accounting Standards Codification Topic 842, Leases (“ASC 842”). The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company was required to adopt the new standard effective January 1, 2022.

To reduce the burden of adoption and ongoing compliance with ASC 842, a number of practical expedients and policy elections are available under the new guidance. The Company elected the “package of practical expedients” permitted under the transition guidance, which allowed the Company to not reassess whether contracts entered into prior to adoption are or contain leases and also allowed the Company to carryforward the historical lease classification for existing leases. The Company did not elect the hindsight practical expedient and therefore did not reassess the lease term for existing leases. The Company has elected a practical expedient to combine the lease and non-lease components into a single lease component. The Company also elected the short-term lease measurement and recognition exemption and does not establish ROU assets or lease liabilities for operating leases with terms of 12 months or less.

In October 2020, the FASB issued an accounting standard update containing codification improvements, ASU 2020-10. These improvements include providing a consistent location for disclosure guidance and providing clarification to other certain guidance sections. The Company was required to adopt the new standard effective January 1, 2022.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company’s financial position, results of operations or cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. The Securities and Exchange Commission (“SEC”) has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, the Company has identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that the Company believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of December 31, 2022 and 2021, the bank balance exceeded the federally insured limit by $124,293 thousand and $15,357 thousand, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the years ended December 31, 2022 and 2021, 83.0% and 96.5%, respectively, of the Company’s revenues were with Angel Studios, Inc. (“Angel Studios”) and CAS. As of December 31, 2022  and 2021, 92.0% and 99.6%, respectively, of the Company’s accounts receivable was due from Angel Studios and CAS.

Earnings (loss) per share

Earnings (loss) per share (“EPS”) is calculated using the two-class method, which requires the allocation of earnings to each class of common stock outstanding and to participating securities with rights to earnings that would otherwise have been available to common stockholders. The Company’s Series A Preferred Stock (“Series A Preferred Stock”) are considered participating securities as these holders are entitled to receive a stated preferred distribution payment and thereafter, participate equally in any distributions with common stockholders, but do not participate in losses. Basic EPS is determined by dividing net income (loss) attributable to common stockholders by the weighted average common stock outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net income (loss) by the weighted average number of common stock outstanding during the period increased by the numbers of additional common stock that would have been outstanding if all potential common stock had been issued and to the extent that their effect is not anti-dilutive.

The Company’s conversion on November 29, 2022 reflects a 2:1 reverse stock split of all classes of shares and conversion into Series A Common Stock (“Series A Common Stock), Series B Common Stock (“Series B Common Stock”) (collectively, “Common Stock”), and Series A Preferred Stock. The Company retrospectively adjusted basic and diluted EPS as a result of the stock split, in accordance with ASC Topic 260, Earnings per share. There were no shares of Series B Common Stock outstanding prior to the conversion, therefore, no Series B Common Stock are presented within EPS for any period prior to that date.

As of December 31, 2022, diluted weighted average common stock outstanding does not include the effects of the conversion of the participating Series A Preferred Stock as the inclusion of these instruments would have been anti-dilutive. As of December 31, 2022, all Series A Preferred Stock are reflected as converted into Class B Common Stock for basic EPS following the declaration of the Dividend to Series A Preferred Stockholders (see Note 5).

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Accounts receivable are written-off when management determines the likelihood of collection is remote. Recoveries of accounts receivable previously written-off are recorded when payment is received. There was no write-off of accounts receivable during the years ended December 31, 2022 and 2021. Management determined an allowance for doubtful accounts was not necessary as of December 31, 2022 and 2021.

Inventory

Inventory is valued at the lower of cost or net realizable value using the average cost method. Management compares the cost of inventory with the market value and an allowance is made to write down inventory to market value, if lower. As of December 31, 2022 and 2021, the Company did not have work in process inventory. Inventory consisted of the following (in thousands):

	As of December 31,
	2022	2021
Raw materials	$985	$—
Finished goods	5,125	—
Inventory	$6,110	$—

Other Current Assets

Other current assets consisted of the following (in thousands):

	As of December 31,
	2022	2021
Deposits	$860	$58
Due from noncontrolling interest member (1)	—	1,942
Other	4	251
Other current assets	$864	$2,251

(1)	The amount due from noncontrolling interest member was received as of December 31, 2022.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred.

	As of December 31,		Estimated
	2022	2021	Useful Lives

	(in thousands)		(in years)
Land	$90	$90
Buildings and improvements	36,495	1,244	4 – 30
Equipment	290	247	3 – 15
Furniture and fixtures	16	16	5
Vehicles	758	336	8
Construction in process	—	6,901
Property and equipment, gross	37,649	8,834
Accumulated depreciation	(3,223)	(20)
Property and equipment, net	$34,426	$8,814

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable.

Leases

The Company determines if an arrangement is a lease at its inception. Operating lease ROU assets and finance lease ROU assets are included in Other assets in the Consolidated Balance Sheets. Operating and finance lease liabilities are included in Current portion of long-term debt and lease liabilities or Long-term debt and lease liabilities in the Consolidated Balance Sheets.

A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on information available at lease commencement date for all of its leases.

The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company has elected the short-term lease exemption, whereby leases with initial terms of one year or less are not capitalized and instead expensed generally on a straight-line basis over the lease term. The Company does not separate lease components from non-lease components across all lease categories. Instead, each separate lease component and non-lease component are accounted for as a single lease component. In addition, variable lease payments that are based on an index or rate are included in measurement of ROU assets and lease liabilities at lease inception. All other variable lease payments are expensed as incurred and are not included in the measurement of ROU assets and lease liabilities. As of December 31, 2022, the Company’s lease arrangements do not contain variable lease payments. Lease expense for operating leases is recognized on a straight-line basis. For finance leases, the Company recognizes interest expense on lease liabilities using the effective interest method and amortization of ROU assets on a straight-line basis. Refer to Note 3 Leases, for more information on leases.

Expenditures for major renewals and betterments to leased assets that are determined to be the Company’s assets are capitalized as leasehold improvements. Leasehold improvements are classified based on the nature of the asset and are included in Property and equipment, net, in the Consolidated Balance Sheets. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining lease term.

Film Costs

Film costs are costs to produce the Series and are capitalized when incurred and stated at the lower of the unamortized costs or net realizable value. Film costs are amortized, and residual and participation costs are accrued, using the individual-film-forecast method, based on the ratio of the current period’s revenues to the estimated remaining ultimate revenue per each episodic block. For episodic television series, ultimate revenue shall include estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. The initial estimate of ultimate revenue is based on historical experience for past seasons. The Company regularly reviews and revises, when necessary, its ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs, and periodically evaluates the net realizable value of content by considering expected future revenue generation. The Company has determined no impairment existed during the periods presented.

The Company has access to various governmental programs that are designed to promote content production within the State of Texas. Incentives earned with respect to expenditures on qualifying film production activities are included as an offset to Film costs, net within the Consolidated Balance Sheets. The Company recognizes these benefits when there is reasonable assurance regarding the realizable amount of the incentive.

The following table represents the components of film costs (in thousands):

	As of December 31,
	2022	2021
Released and completed film costs	$47,362	$20,332
Not released, in production film costs	2,250	818
In development or preproduction film costs	759	846
Film costs, gross	50,371	21,996
Accumulated amortization	(17,095)	(11,951)
Film costs, net of amortization	$33,276	$10,045

Amortization expense for film costs for the years ended December 31, 2022 and 2021, was $5,144 thousand and $6,159 thousand, respectively.

The future aggregate amounts of amortization expense expected to be recognized over the next five years related to released and completed film costs as of December 31, 2022 are as follows (in thousands):

Years Ending December 31:	Amount
2023	$8,566
2024	6,672
2025	6,027
2026	5,573
2027	3,429
Total	$30,267

Intangible Assets

The Company has a trademark and a copyright for The Chosen, that is amortized over its economic life of 10 years and comprises the following (in thousands):

	As of December 31,
	2022	2021
Trademark (1)	$61	$9
Copyright (1)	10	—
Accumulated amortization (1)	(4)	(1)
Net carrying value	$67	$8

(1)	Included in Other assets in the Consolidated Balance Sheets.

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and that is evaluated on a regular basis by the chief operating decision maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it has one operating segment, which is also its reportable segment.

Revenue Recognition

Revenue is recognized when control of a good or service is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Significant judgments used in the determination of the amount and timing of revenue recognition include the identification of distinct performance obligations in contracts. The Company considers the terms of each arrangement to determine the appropriate accounting treatment. Revenue recognition for each source of revenue is also based on the following:

Licensed Content Revenue

The Company primarily earns its revenue from licensing its intellectual property rights related to the Series. The licensing agreements include distribution of the Company’s intellectual property via (i) streaming of digital media (video-on-demand (“VOD”) and subscription video-on-demand (“SVOD”), (ii) physical media (digital versatile discs (“DVDs”) and Blue-ray discs), (iii) merchandise, (iv) books and printed materials, and (v) box office sales. Under these arrangements, the Company’s performance obligation is a license to functional intellectual property that provides the licensee the right to use the Company’s internally produced programming, or uploaded marketing advertisements, as it exists at a point in time.

Licensed content revenues are primarily earned from royalties based on (i) SVOD usage for hours viewed, and (ii) VOD, physical media, merchandise, books, printed materials, and box office sales. For licensed content revenue, the Company applies the sales-based or usage-based royalty guidance, and accordingly, recognizes revenue in the period when the customer’s sale or usage occurs.

For licensed content arrangements that include the right to exploit multiple seasons with a fixed upfront payment, the availability of each season is considered a separate performance obligation and the fixed payment is allocated to each season on a relative standalone selling price basis. Estimation of standalone selling prices requires judgment, which can impact the timing of recognizing revenues. Revenue is recognized when the season is available for use by the licensee. The Company recognizes revenue at the point in time it fulfills its performance obligation, which is evidenced when each season of the Series is made available.

Merchandise Revenue

The Company generates revenues from online store sales of The Chosen merchandise and DVDs. In instances where the Company contracts with a third-party to fulfill orders, revenue earned from sales of merchandise may be recognized gross or net depending on the terms of the arrangement. For merchandise sales, the Company is acting as the principal in these arrangements with a third-party and therefore revenue earned and costs incurred are recognized on a gross basis as the Company has control and is responsible for providing the merchandise to the customer, ensuring customer satisfaction and has full discretion in establishing the price for the merchandise. Revenues are recognized at a point time, as control is transferred to the customer upon shipment.

Contribution Revenue

The Company generates revenues from funds received under a non-reciprocal agreement with CAS for donation proceeds received by CAS through The Chosen App to help fund the future production of the Series. Contributions received from voluntary donations pursuant to the agreement with CAS are reported as Contribution revenues in the Consolidated Statement of Operations in accordance with ASC 958, being a core source of revenue from the Series and used to develop and produce the series. Revenue from these contributions is recognized in the period that the Company receives the contribution in accordance with ASC 958, as the contributions received under the agreement are non-exchange transactions and are not subject to conditions or restrictions.

The following table presents the Company’s revenue disaggregated by licensed content and merchandise revenues as well as contribution revenues (in thousands):

	Year Ended December 31,
	2022	2021
Licensed content	$21,913	$48,326
Merchandise	5,978	690
Licensed content and merchandise revenues	27,891	49,016
Contribution revenues	2,641	—
Total revenues	$30,532	$49,016

Contract Assets and Liabilities

A contract asset is recorded when revenue is recognized in advance of the Company’s right to bill and receive consideration and that right is conditioned upon something other than the passage of time. The Company did not have any contract assets as of December 31, 2022 and 2021.

Contract liabilities are recorded when consideration is received from a customer prior to fully satisfying a performance obligation in a contract. The Company’s contract liabilities primarily consist of deferred revenue for cash received related to licensed content arrangements under which a payment has been received and the content has not yet been made available to the customer and cash received related to merchandise arrangements under which a payment has been received and the order is unfulfilled. These contract liabilities will be recognized as revenues when control of the related product or service is transferred to the customer.

The following table presents contract liabilities included in the following on the Consolidated Balance Sheets (in thousands):

	As of December 31,
	2022	2021
Accrued expenses and other current liabilities	$165	$—
Other noncurrent liabilities (1)	2,571	—
Total	$2,736	$—

(1)	This amount reflects the cash payment received from the CAS transaction for performance obligations that were not satisfied as of December 31, 2022.

Advertising

Advertising costs are expensed as incurred. Advertising expenses include costs for promotional activities such as social and digital platform advertising costs. Advertising expenses for the years ended December 31, 2022 and 2021 totaled $2,460 thousand and $2,320 thousand, respectively.

Accrued expenses and other current liabilities

As of December 31, 2022 and 2021, respectively, accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2022	2021
Dividends payable	$10,417	$—
Accrued participant royalties	1,383	954
Accrued payroll	273	137
Deferred revenues	165	—
Other	589	6
Accrued expenses and other current liabilities	$12,827	$1,097

Income Taxes

The Company is a Delaware corporation which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the federal and state levels. Its members are also liable for income taxes on any distributions (dividends) received from the Company.  The Company recorded federal and state income taxes receivable of $0 and $251 thousand as of December 31, 2022 and 2021, respectively. Both federal and state income taxes receivable are included in other current assets on the Consolidated Balance Sheets.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In assessing the realizability of deferred tax assets, the Company considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, the Company has decided not to record a full valuation allowance against its net deferred tax assets as of December 31, 2022 and 2021, because the Company has determined that is it more likely than not that the excess net operating losses over and above those expenses related to the deferred tax liability will be able to be used.

The provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2022	2022
Deferred provision for income tax	$30	$2,857
Current income taxes	(276)	5,644
Provision (benefit) for income taxes	$(246)	$8,501

A reconciliation of the provision (benefit) for income taxes, with the amount computed by applying the statutory Federal income tax rate to income before income taxes is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Expected tax expense (benefit) at US Federal statutory rates	$(597)	$7,221
State income taxes (benefit), net of Federal income tax effect	(112)	1,122
Non-controlling interest	452	7
Other	11	151
Provision (benefit) for income taxes	$(246)	$8,501
Effective tax (benefit) rate	(9)%	25%

Significant components of the Company’s deferred tax liability consisted of the following (in thousands):

	As of December 31,
	2022	2021
Film costs	$8,073	$2,302
Cash basis adjustments	917	2,648
Net operating loss carryforwards	(7,719)	—
Right of use assets	134	—
Lease liabilities	(129)	—
Property and equipment	3,828	67
Other	—	57
Deferred tax liability, net	$5,104	$5,074

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Note 2 Commitments and Contingencies

Commitments

Under the Company’s current license agreement with Angel Studios, the Company is required to remit payments to Angel Studios, in perpetuity, based on a specified percentage of certain of the Company’s revenues derived from The Chosen series.

Refer to Note 3 Leases and Note 4 Debt for information related to the Company’s contractual commitments for leasing and financing arrangements.

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Note 3 Leases

The Company has operating and finance leases for some of the Company’s operating and office facilities and vehicles. The leases expire at various dates through 2027 and provide for renewal options ranging from one month to four terms of ten-years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The Company’s operating and finance right-of-use assets and lease liabilities consisted of the following (in thousands):

As of December 31, 2022
Right-of-use assets (1)
Operating leases	$889
Finance leases	86
Total right-of-use assets	$975

Short-term lease liabilities (2)
Operating leases	$533
Finance leases	19
$552
Long-term lease liabilities (3)
Operating leases	$338
Finance leases	68
$406

Total lease liabilities	$958

(1) Included in Other assets in the Consolidated Balance Sheets.

(2) Included in Current portion of long-term debt and lease liabilities in the Consolidated Balance Sheets.

(3) Included in Long-term debt and lease liabilities in the Consolidated Balance Sheets.

The components of lease costs consisted of the following (in thousands):

Year Ended December 31, 2022
Lease costs
Finance lease cost
Amortization of right-of-use assets	$13
Interest on lease liabilities	3
Operating lease cost	204
Variable and short-term lease cost	—
Total lease cost	$220

Cash paid during the period for amounts included in the measurement of lease liabilities consisted of the following (in thousands):

Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for finance leases	$15
Operating cash flows for operating leases	156

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$1,105
Finance leases	99

Supplemental balance sheet information related to leases consisted of the following (in thousands):

As of and for the Year Ended December 31, 2022
Weighted average remaining lease term (in years):
Operating leases	2.44 years
Finance leases	4.33 years

Weighted average discount rate:
Operating leases	4.71%
Finance leases	4.26%

Maturities of lease liabilities as of December 31, 2022 were as follows (in thousands):

	Operating Leases	Finance Leases
2023	$555	$22
2024	129	22
2025	120	22
2026	100	22
2027	—	7
Thereafter	—	—
Total lease payments	904	95
Imputed interest	(32)	(9)
Total lease liability	$872	$86

Note 4 Debt

On July 29, 2022, the Company obtained a $15,000 thousand line of credit for no issuance costs and a maturity date of August 1, 2023. The line of credit accrues interest at the Wall Street Journal Prime Rate plus 1%. The line of credit is secured by the intellectual property owned by the Company. On October 4, 2022, the line of credit was extended by another $10,000 thousand for a total commitment of $25,000 thousand. As of November 29, 2022, all outstanding amounts borrowed under this line of credit have been paid in full and the line of credit was terminated.

On November 29, 2022, the Company entered into a financing agreement with CAS with an aggregate principal of $145,500 thousand. This loan has no maturity date with no fixed repayment schedule and is non-interest bearing for the first seven years, after which the loan accrues interest at the then-current applicable federal rate. The Company is required to repay the loan quarterly, based on a specified percentage of 5% applied to the proceeds received from certain of the Company’s licensed content and merchandise revenues, which continues to be paid to CAS after the aggregate principal balance is repaid. The loan is recorded applying the effective interest method based on the expected repayments and estimated timing and amount due upon a potential liquidity event.

In addition, upon the occurrence of certain events, the Company’s repayment of the outstanding principal balance may be accelerated or be declared immediately due. Such events include voluntary or involuntary bankruptcy, change of control, corporate arrangement, or other customary events of default. The loan is secured by the intellectual property owned by the Company, whereby CAS receives a first-priority continuing senior security interest.

In connection with the financing transaction, the Company capitalized $695 thousand of debt issuance costs which are capitalized and deferred when incurred and subsequently amortized over the term of the loan. Capitalized debt issuance costs are reflected as a deduction of the carrying amount of the related debt in the Consolidated Balance Sheets and debt issuance cost amortization is recorded within interest expense in the Consolidated Statements of Operations.

The following table presents debt on the Consolidated Balance Sheets (in thousands):

	As of December 31,
	2022	2021
Long-term debt (1)	$143,659	$—
Current portion of long-term debt (2)	1,911	—
Total long-term debt	$145,570	$—

(1) Included in Long-term debt and lease liabilities, net in the Consolidated Balance Sheets.

(2) Included in Current portion of long-term debt and lease liabilities in the Consolidated Balance Sheets.

Long-term debt is net of unamortized debt issuance costs of $688 thousand as of December 31, 2022.

Note 5  Equity

The Chosen, LLC

Each of the Company’s Common Units and Class A Preferred Units had one vote. The Class A Preferred Units were issued at $1.00 per unit. If and when distributions were made, distributions would have first been made to the Class A Unitholders until 120% of $1 per Class A Preferred Unit had been distributed to the Class A Unitholders in proportion to their interest. Thereafter, distributions would have been made to the holders of the Common Units and the Class A Unitholders in proportion to their interest. Other than the distribution preference aforementioned, the Class A Preferred Units held no other economic or voting preference to the Common Units.

The Company authorized 2,857 thousand non-voting Class B Preferred Units, none of which were issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions were made, holders of the Class B Preferred Units (“Class B Unitholders”) were entitled to distributions after the Class A Unitholders and before Common Unitholders until 110% of $7 per Class B Preferred Unit had been distributed to the Class B Unitholders in proportion to their interest.

The Chosen, Inc.

On November 29, 2022, (a) the 13,900,000 Common Units of the members of The Chosen, LLC that were outstanding were converted into 6,950,000 shares of Common Stock, with $0.001 par value per share, on a one-to-one-half basis, designated as Series A Common Stock; and (b) the 11,190,030 Class A Preferred Units that were outstanding were converted into 5,595,015 shares of Series A Preferred Stock, with $0.001 par value per share, on a one-to-one-half basis, designated as Series A Preferred Stock. None of the authorized Class B Preferred Units were outstanding and accordingly, all of the authorized Class B Preferred Units were terminated.

Each share of Series A Preferred Stock is entitled to a dividend at the rate of up to 120% of the original issue price of $2.00 (“Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B common stock with $0.001 par value per share (“Series B Common Stock”), on a one-to-one basis, and shall be entitled to any further distributions pro rata with Series A Common Stock.

The Dividend of $2.40 for each outstanding share of Series A Preferred Stock totaling $13,428 thousand was declared on November 30, 2022, and the Company initiated the payment to stockholders on December 2, 2022. Upon receipt of payment of the Dividend, each share of Series A Preferred Stock is converted into one share of Series B Common Stock. As of December 31, 2022, 1,254,391 shares of Series A Preferred Stock had been converted into Series B Common Stock, and an additional 4,340,624 shares of Series A Preferred Stock will be converted into Series B Common Stock upon receipt of payment to such holders of the Dividend.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common Stock is entitled to one vote per share. Except with respect to the number of votes per share, Series A Common Stock and Series B Common Stock have the same rights and preferences, including equal rights to participation in the dividends and other distributions of the Company.

Note 6 Related Party Transactions

In 2018, the Company entered into an exclusive VOD and subscription licensing agreement with Angel Studios, which was a member of the Company, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020 to refine certain terms (collectively, the “2018 Angel Studios License Agreement”). On October 18, 2022, the Company entered into a new agreement with Angel Studios which replaced the 2018 Angel Studios License Agreement and grants Angel Studios the right to a limited, non-exclusive and non-sublicensable license to distribute the Company’s television series solely on the Angel App. Any existing sublicensing rights that were granted to Angel Studios under the 2018 Angel Studios License Agreement shall be set to expire, and all rights thereafter shall be exclusively retained by the Company.

Under the 2018 Angel Studios License Agreement, the Company recognized revenue from Angel Studios of $13,048 thousand and $47,297 thousand for the years ended December 31, 2022 and 2021, respectively. The Company had related party receivable from Angel Studios of $13,708 thousand as of December 31, 2021. In October 2022, the Company repurchased the Common Units previously held by Angel Studios.

Note 7 Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through May 23, 2023, the date the consolidated financial statements were available to be issued.

Dividend Paid - In March 2023, the Company paid the remaining Dividend to holders of Series A Preferred Stock of $10,417 thousand or $2.40 per share to all remaining Series A Preferred Stock holders. As such, all Series A Preferred Stock converted to Series B Common Stock. As of May 23, 2023, there are 5,595,015 shares of Series B Common stock and no shares of Series A Preferred Stock issued and outstanding.

Angel Studios Notice of Termination - On April 4, 2023, the Company delivered to Angel Studios a notice of termination (the “Notice of Termination”) of the 2018 Angel Studios License Agreement. The Company seeks to terminate the 2018 Angel Studios License Agreement for previously noticed and uncured material breaches of contract in accordance with Section 14 of the agreement. As provided in the agreement, the Notice of Termination shall not become effective earlier than five business days following the date of such notice. However, the Company will hold the termination of the 2018 Angel Studios License Agreement in abeyance pending arbitration of the matter. Until the outcome of the arbitration is determined, the Company will continue to perform all its obligations under the agreement.